   As filed with the Securities and Exchange Commission on June 4, 1999

                                                 Registration No. 333-78589

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              Amendment No. 1

                                    to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                                --------------
                               REALNETWORKS, INC.
             (Exact name of Registrant as specified in its charter)
                                --------------
               Washington                              91-1628146
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)              Identification Number)

                            2601 Elliott Avenue

                         Seattle, Washington 98121
                                 (206) 674-2700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                --------------
                                 Robert Glaser
                            Chief Executive Officer
                               RealNetworks, Inc.

                            2601 Elliott Avenue

                         Seattle, Washington 98121
                                 (206) 674-2700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                   Copies to:

         Barry E. Taylor, Esq.                   Scott L. Gelband, Esq.
      Patrick J. Schultheis, Esq.              William H. Bromfield, Esq.
    Wilson Sonsini Goodrich & Rosati                Perkins Coie llp
        Professional Corporation             1201 Third Avenue, 40th Floor
          5300 Carillon Point                Seattle, Washington 98101-3099
    Kirkland, Washington 98033-7356                  (206) 583-8888
             (425) 576-5800
                                --------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]__________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]__________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion. Dated June 4, 1999.

                                4,000,000 Shares

                             [LOGO OF REALNETWORKS]

                               RealNetworks, Inc.


                                  Common Stock

                                  -----------

  RealNetworks is offering 3,525,000 shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 475,000 shares. RealNetworks will not receive any of the proceeds from the sale of shares by the selling shareholders.

  RealNetworks' common stock is quoted on the Nasdaq National Market under the symbol "RNWK". The last reported sale price of the common stock on June 3, 1999 was $60.00 per share.

  See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Initial price to public.........................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to RealNetworks......................   $       $
Proceeds, before expenses, to the selling shareholders..........   $       $

  The underwriters may, under certain circumstances, purchase up to an additional 600,000 shares from RealNetworks at the initial price to public less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on    , 1999.

Goldman, Sachs & Co.

       BancBoston Robertson Stephens

                    Donaldson, Lufkin & Jenrette

                                     Lehman Brothers

                                                      Thomas Weisel Partners LLC

                                  -----------

                         Prospectus dated       , 1999.

[Inside Front Cover of Prospectus]

Two photographs displaying RealNetworks' RealPlayer G2 product and content accessible through RealGuide.

                               PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, as well as our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus (1) reflects a two-for-one split of our common stock effected on May 10, 1999 and assumes that each share of special common stock is convertible into two shares of common stock upon its sale to a third party and (2) assumes no exercise of the underwriters' option to purchase additional shares in this offering. See "Underwriting."

                                  RealNetworks

    We are a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of "streaming media" systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 60 million registered users of our RealPlayer product and believe that 85% of all Web pages using streaming media use our technology. The broad acceptance of the Internet as a means of content delivery, combined with recent technological advances, has greatly increased the practicality and popularity of a number of new online media delivery formats. In response, we have extended our media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on personal computers (PCs) and digital playback devices.

    Our solutions include a variety of integrated products and services for consumers, content providers, service providers and advertisers. Our products and services include:

  . RealSystem G2, an open and extensible advanced streaming media solution that consists of our RealPlayer client software, through which users experience multimedia content, and our RealServer software and related software tools, which enable broadcasters and content providers to create and deliver multimedia content.

  . Real Broadcast Network, a service based on a distributed multi-tier network designed to enable content providers to reliably and cost-effectively deliver high-quality streaming media over the Internet to large audiences.

  . RealJukebox, a product that turns a PC into a digital music management system and is based on RealSystem MP, our open and extensible digital music management solution.

  . RealGuide, a comprehensive directory that enables easy and personalized access to high-quality media programming on the Internet.

  . RealStore, an electronic commerce website from which we market, sell and distribute our own and third-party media delivery products and services to our base of more than 60 million registered users.

    The proliferation of streaming audio and video on the Internet has enabled a more compelling online user experience that presently competes with traditional media for audience share and revenues. As a result of advances in streaming technology and significant growth in the audience for streaming media, the amount of multimedia content available on the Internet has grown dramatically. We believe that the amount of live video and audio content available on the Internet increased to approximately 300,000 hours per week in April 1999. More than 1,700 live radio and television stations and leading Internet broadcasters offer streaming media content using our technology, including CNN, ABC, ESPN, AOL, Fox News and Bloomberg.

    We also believe that the growing popularity of digital media distribution and localized playback solutions, such as our RealSystem MP, will enable the development of a range of new distribution and business models for content owners and further advance the evolution of the PC into a multi-purpose consumer electronics device. We believe that RealJukebox is one of the first digital music products that allows consumers to acquire, record, store, organize and play their personal music collections on PCs and digital playback devices. Since its beta release on May 3, 1999, more than one million copies of RealJukebox have been downloaded.

    From our inception, we have strategically chosen to offer our basic RealPlayer software to consumers free of charge. We believe that this strategy promotes the widespread adoption of our software and encourages the use of the Internet as a broadcast medium. More than half of the 60 million registered users of RealPlayer are registered users of our latest generation RealPlayer G2 software. We have also sold approximately 1.4 million copies of RealPlayer Plus, a premium version of our RealPlayer product. We have continued our strategy by offering RealJukebox to consumers free of charge, and we intend to sell RealJukebox Plus, the premium version of this product, in the future. By achieving broad distribution of our products to consumers, we believe that we have created a significant target audience for advertising and other commerce opportunities.

                                  The Offering

    The following information is based on shares outstanding as of May 1, 1999. It excludes 25,889,766 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 18,959,432 shares were subject to outstanding options as of May 1, 1999, and includes 80,000 shares of common stock issuable upon conversion of the 40,000 shares of special common stock outstanding as of May 1, 1999.

 Shares offered by RealNetworks................  3,525,000 shares

 Shares offered by the selling shareholders....    475,000 shares

 Shares to be outstanding after this offering.. 71,490,612 shares

 Use of proceeds............................... For general corporate purposes, principally working capital and
                                                capital expenditures, and for
                                                potential acquisitions and
                                                strategic investments.

 Nasdaq National Market symbol................. "RNWK"

                   Summary Consolidated Financial Information
                     (in thousands, except per share data)

                                                              Quarter Ended
                                 Year Ended December 31,        March 31,
                                ---------------------------  -----------------
                                 1996      1997      1998      1998     1999
                                -------  --------  --------  --------  -------
                                                               (unaudited)
Statement of Operations Data:
Total net revenues............  $14,012  $ 32,720  $ 64,839  $ 12,502  $23,525
Total cost of revenues........    2,185     6,465    12,390     2,439    4,281
Gross profit..................   11,827    26,255    52,449    10,063   19,244
Acquisition charges...........      --        --      8,723     8,723      --
Operating loss................   (4,016)  (13,161)  (20,990)  (12,009)  (1,705)
Net loss......................   (3,789)  (11,169)  (16,414)  (10,932)    (736)
Basic and diluted net loss per
 share........................  $ (5.95) $  (1.44) $  (0.25) $  (0.18) $ (0.01)
Shares used to compute basic
 and diluted net loss per
 share........................      642     8,081    64,646    62,084   67,457

                                                            March 31, 1999
                                                        -----------------------
                                                         Actual  As Adjusted(1)
                                                        -------- --------------
                                                              (unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments...... $ 89,120    $291,460
Working capital........................................   50,216     252,556
Total assets...........................................  133,739     336,079
Shareholders' equity...................................   82,917     285,257

--------

(1) These calculations give effect to the application of the net proceeds from the sale of the 3,525,000 shares of common stock by RealNetworks in this offering at an assumed public offering price of $60.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by RealNetworks. See "Use of Proceeds" and "Capitalization."

                                ----------------

    Our principal executive offices are located at 2601 Elliott Avenue, Seattle, Washington 98121. Our telephone number is (206) 674-2700.

                                  RISK FACTORS

    You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

We have a limited operating history, which makes it difficult to evaluate our business

    We were incorporated in February 1994 and have a limited operating history. We have limited financial results on which you can assess our future success. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets, such as streaming media software, media delivery systems and electronic commerce.

    To address the risks and uncertainties we face, we must:

  . establish and maintain broad market acceptance of our products and services and convert that acceptance into direct and indirect sources of revenue;

  .   maintain and enhance our brand name;

  . continue to timely and successfully develop new products, product features and services and increase the functionality and features of existing products;

  .   successfully respond to competition from Microsoft and others; and

  . develop and maintain strategic relationships to enhance the distribution, features and utility of our products and services.

    Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. Our inability to successfully address these risks will harm our business.

We have a history of losses and may never attain profitability

    We have incurred significant losses since our inception and we may never become profitable. As of March 31, 1999, we had an accumulated deficit of approximately $34.7 million. We devote significant resources to developing, enhancing, selling and marketing our products and services. As a result, we will need to generate significant revenues to achieve and maintain profitability. We may not continue our historical growth or generate sufficient revenues for profitability. If we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our operating results are likely to fluctuate significantly

    As a result of our limited operating history and the rapidly changing nature of the markets in which we compete, our quarterly and annual revenues and operating results are likely to fluctuate from period to period. These fluctuations may be caused by a number of factors, many of which are beyond our control. These factors include the following, as well as others discussed elsewhere in this section:

  . how and when we introduce new products and services and enhance our existing products and services;

  .   the timing and success of our brand-building and marketing campaigns;

  .   our ability to establish and maintain strategic relationships;

  .   the demand for Internet advertising and sponsorships;

  .   the emergence and success of new and existing competition;

  . varying operating costs and capital expenditures related to the expansion of our business operations and infrastructure, domestically and internationally, including the hiring of new employees;

  . technical difficulties with our products, system downtime, system failures or interruptions in Internet access;

  .   costs related to the acquisition of businesses or technology; and

  .   costs of litigation and intellectual property protection.

    In addition, because the market for our products and services is relatively new and rapidly changing, it is difficult to predict future financial results. Our research and development and sales and marketing efforts, and business expenditures generally, are partially based on predictions regarding certain developments for media delivery. To the extent that these predictions prove inaccurate, our revenues and operating expenses may fluctuate.

    For these reasons, you should not rely on period-to-period comparisons of our financial results as indications of future results. Our future operating results could fall below the expectations of public market analysts or investors and significantly reduce the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price.

We may be unable to successfully compete with Microsoft and other companies in the media delivery market

    The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. As media delivery evolves into a central component of the Internet experience, more companies are entering the market for, and expending increasing resources to develop, media delivery software and services. We expect that competition will continue to intensify.

    Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies of competitors may diminish our revenues, impact our margins or lead to a reduction in our market share, any of which will harm our business.

    We believe that the primary competitive factors in the media delivery market include:

  .   the quality and reliability of the overall media delivery solution;

  . access to distribution channels necessary to achieve broad distribution and use of products;

  . the availability of content for delivery over the Internet and access to necessary intellectual property rights;

  . the ability to develop and support secure formats for digital media delivery, particularly music and video;

  . the size of the active audience for streaming media and its appeal to content providers and advertisers;

  .   features for creating, editing and adapting content for the Internet;

  .   ease of use and interactive user features in products;

  .   ease of finding and accessing content over the Internet;

  . scalability of streaming media and media delivery technology and cost per user;

  .   pricing and licensing terms;

  .   compatibility with new and existing media formats;

  . compatibility with the user's existing network components and software systems; and

  . challenges caused by bandwidth constraints and other limitations of the Internet infrastructure.

Our failure to adequately address any of the above factors could harm our business strategy and operating results.

    Microsoft is a principal competitor in the development and distribution of streaming media and media distribution technology. Microsoft currently competes with us in the market for streaming media server and player software and has announced its intent to compete in the market for digital distribution of media. We believe that Microsoft's commitment to and presence in the media delivery industry has increased and that Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

    Microsoft distributes its competing streaming media server and tools products by bundling them with its Windows NT servers at no additional charge and by making them available for download from its website for free. While we also provide free downloads of certain of our products, including players, servers and tools, Microsoft's practices have caused, and may continue to cause, pricing pressure on our products. These practices could lead to longer sales cycles, decreased sales and reduced market share. In addition, we believe that Microsoft has used and may be able to use its dominant position in the computer industry and its financial resources to secure preferential or exclusive distribution and bundling contracts for its streaming media products with third parties such as Internet service providers (ISPs), online service providers, content providers, entertainment companies, media companies, broadcasters, value added resellers (VARs) and original equipment manufacturers
(OEMs), including third parties with whom we have relationships. Such arrangements, together with Microsoft's aggressive marketing of Windows NT and of its streaming media products, may reduce our share of the streaming media market.

    Microsoft's Windows Media Player competes with our RealPlayer products. The Windows Media Player is available for download from Microsoft's website for free, and is bundled by Microsoft with its Windows 98 operating system and with its Web browser, Internet Explorer. In addition, Microsoft has bundled certain audio capabilities into a radio toolkit for Internet Explorer 5.0, its latest Web browser. Internet Explorer 5.0 includes Web Events, which provides links to multimedia content on the Internet, especially content in Microsoft's streaming media formats. We expect that by leveraging its dominant position in operating systems and tying streaming media into its operating system and its browser, Microsoft will distribute substantially more copies of the Windows Media Player in the future than it has in the past and may be able to attract more users to its streaming media products. Currently, our RealPlayer has a high degree of market penetration: we have over 60 million registered users and estimate that more than 85% of all Web pages that use streaming media do so using our technology. Our market position may be difficult to sustain, particularly in light of Microsoft's efforts and dominant position in operating systems.

    On July 23, 1998, Robert Glaser, our chief executive officer, testified before the Senate Judiciary Committee that if a consumer had the RealPlayer on his or her computer system, and then downloaded the Windows Media Player, the Windows Media Player disabled important functions of our RealPlayer in certain instances. As a result, some of our customers who had downloaded the free RealPlayer, or paid for the RealPlayer Plus, found that their players did not work. We quickly incorporated a workaround solution into our RealPlayer and RealPlayer Plus and also posted this workaround solution on our website. We believe the workaround solution corrected the problem at the time and, as a result, we believe only a small number of customers were impacted by the situation. However, we believe there is a continued risk that future versions of Microsoft's products, especially Internet Explorer and the Windows Media Player, may negatively impact the experience of our customers by displaying a Windows Media Player when the customer seeks to play RealAudio or RealVideo content, or by posting an error message when the customer tries to play content available in RealNetworks' formats that may not be viewed through the Windows Media Player, without telling the customer how to obtain the latest RealPlayer. Such actions by Microsoft could materially reduce market share for the RealPlayer and have a negative effect on demand for our server software and tools. We have provided and will continue to seek to provide useful input to Microsoft to address these situations so as to provide an optimal experience for consumers. In light of these recent events, our relationship with Microsoft has become more competitive.

    For additional discussion of our relationship with Microsoft, see "Business--Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Microsoft Relationship."

    In addition to Microsoft, we face increasing competition from other companies that are developing and marketing streaming media products. Competitors include Apple Computer, which has just announced the availability of QuickTime 4.0 with a streaming media server, Cisco Systems/Precept Software, PictureTel/Starlight Networks and Oracle. As more companies enter the market with products that compete with our servers, players and tools, the competitive landscape could change rapidly to our disadvantage.

    We do not believe that clear standards have emerged with respect to non-PC wireless and cable-based systems. Likewise, no one company has gained a dominant position in the mobile device market. Other companies' products and services or new standards may emerge in any of these areas, which could reduce demand for our products or render them obsolete.

    In addition, our streaming media and media delivery products face competition from non-streaming, "fast download" media delivery technologies such as AVI, QuickTime and MP3. Other fast download or non-streaming IP-based content distribution methods are likely to emerge and could compete with our products and services, which could harm our business.

We may be unable to successfully compete in other parts of our business

    Media Hosting. Our media hosting service, the Real Broadcast Network, competes with a variety of companies that provide streaming media hosting services. These companies include Broadcast.com (which has agreed to be acquired by Yahoo!) and Intervu and emerging broadcast networks such as CMGI's Magnitude Network and Enron Communications. We may not establish or sustain our competitive position in this market segment. Some media hosting competitors are also customers on whom we rely to help drive product download traffic to our website through their broadcast events.

    Website Destinations, Content and Advertising. While Internet advertising revenues across the industry continue to grow, the number of websites competing for advertising revenues is also growing.

Our websites, including Real.com, Film.com and LiveConcerts.com, compete for user traffic and Internet advertising revenues with a wide variety of websites, Internet portals and ISPs. In particular, aggregators of audio, video and other media, such as Broadcast.com and Microsoft's Web Events, compete with our RealGuide. We also compete with traditional media such as television, radio and print for a share of advertisers' total advertising budgets. Our advertising sales force and infrastructure are still in early stages of development relative to those of our competitors. We cannot be certain that advertisers will place advertising with us or that revenues derived from such advertising will be meaningful. If we lose advertising customers, fail to attract new customers, are forced to reduce advertising rates or otherwise modify our rate structure to retain or attract customers, or if we lose website traffic, our business could be harmed.

    Electronic Commerce. The electronic commerce features of our websites compete with a variety of other websites for consumer traffic. To compete successfully in the electronic commerce market, we must attract sufficient traffic to our websites by offering high-quality, competitively priced, desirable merchandise in a compelling, easy-to-purchase format. In addition, we must successfully leverage our existing user base to develop the market for our products and services. We may not compete successfully in the growing and rapidly changing market for electronic commerce. Our failure to do so could harm our business.

    Increased competition may result in price reductions, reduced margins, loss of market share, loss of customers, and a change in our business and marketing strategies, any of which could harm our business.

We may not be successful in the market for downloadable media and local media delivery

    In May 1999, we announced the RealSystem MP, a digital music architecture enabling integration with a wide range of Internet services and hardware devices. We also released a beta version of RealJukebox, our client software based on the RealSystem MP. These products represent an extension of our business into downloadable media and local media delivery, which is a substantial evolution from our historical focus on streaming media products and services. We do not know whether there is a sustainable market for products such as RealSystem MP and RealJukebox. Even if that market exists, we may be unable to develop a revenue model or sufficient demand to take advantage of the market opportunity.

    While over one million copies of RealJukebox have been downloaded since its beta release on May 3, 1999, it is too soon to determine if RealJukebox will be widely received in the marketplace. There are now a number of competitive products on the market that offer certain of the features that RealJukebox offers. In addition, given the size and importance of the general market for music distribution, competitors will likely release products that directly compete with RealJukebox, which could harm our business. Even if RealJukebox achieves widespread market acceptance, it may not achieve a high level of use, which would lead to a low rate of upgrade sales and electronic commerce opportunities.

    RealJukebox has been released only as an early beta version. Although we tested this version prior to its release, it likely contains errors. We will spend substantial development resources to continue to test the product, to correct errors and to improve the product before we release a commercial version of RealJukebox. We may never release a commercial version. Our inability to commercially release RealJukebox, to achieve widespread acceptance for RealSystem MP and RealJukebox, or to create new revenue streams from new market segments could harm our business.

    RealJukebox allows users to record and play back music in a variety of technical formats, including RealAudio G2 and MP3. However, technical formats and consumer preferences evolve very rapidly, and we may be unable to adequately address consumer preferences or fulfill the market demand to the extent it exists.

    We have had long-term relationships with recording companies, including major record labels, many of which offer their streaming content in our formats. However, recording companies, including those with whom we have a relationship, may be uncomfortable with some features of RealJukebox. As a result, some record companies may decide to withhold content from RealJukebox, or refrain from or delay participating in promotional opportunities with respect to RealJukebox.

    RealJukebox is intended to allow users of the product to acquire, record, play back and manage music for their personal use. It is possible for a user of RealJukebox to elect not to use the copyright-protection features it contains and then violate the intellectual property rights of artists and recording companies by engaging in an authorized distribution of music. The laws governing the recording, distribution and performance of digital music are new and largely untested. While we believe we have developed RealJukebox to comply with U.S. copyright laws, a court may find us in violation of these laws. The Recording Industry Association of America, an industry group, recently pursued legal action to enjoin the distribution of the Rio, an MP3 player made by Diamond Multimedia. Similar action or other litigation in the United States or abroad directed at us could harm our business, even if such litigation were entirely without merit.

We may not successfully develop new products and services

    Our growth depends on our ability to continue to develop leading edge media delivery and digital distribution products and services. If we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues to offset development costs, our business and operating results would be harmed. We may not timely and successfully identify, develop and market new product and service opportunities. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability.

    Because the markets for our products and services are rapidly changing, we must develop new offerings quickly. We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of the products or lawsuits by customers.

We rely on content provided by third parties to increase market acceptance of our products

    If third parties do not develop or offer compelling content to be delivered over the Internet, our business will be harmed and our products may not achieve or sustain broad market acceptance. We rely on third-party content providers, such as radio and television stations, record labels, media companies, websites and other companies, to develop and offer content in our formats that can be delivered using our server products and played back using our player products. While we have a number of short-term agreements with third parties to provide content from their websites in our formats, most third parties are not obligated to develop or offer content using our technology. In addition, some third parties have entered into and may in the future enter into agreements with our competitors, principally Microsoft, to develop or offer all or a substantial portion of their content in our competitors' formats. Microsoft has more resources to secure preferential and even exclusive relationships with content providers. If Microsoft or another competitor were to secure preferential or exclusive relationships with the leading broadcasters, record companies or websites, it could result in less demand for and use of our products. We cannot guarantee that third-party content providers will continue to rely on our technology or offer compelling content in our formats to encourage and sustain broad market acceptance of our products. Their failure to do so would harm our business.

    As we move into the market for digital distribution of media and local media playback, our success depends on the availability of third-party content, especially music, that users of our RealJukebox product can lawfully and easily access, record and play back. If third parties are unwilling to offer their content for free download or purchase by users of RealJukebox, our product may not achieve or sustain market acceptance. Competitors could secure exclusive distribution relationships with such content providers, which would harm our business.

We depend on key personnel who may leave us at any time

    Our success substantially depends on the continued employment of our executive officers and key employees, particularly Robert Glaser, our chairman of the board and chief executive officer. The loss of the services of Mr. Glaser or any of our other executive officers or key employees could harm our business. None of our executive officers has a contract that guarantees employment. Other than the $2 million insurance policy on the life of Mr. Glaser, we do not maintain "key person" life insurance policies.

Our failure to attract, train or retain highly qualified personnel could harm our business

    Our success also depends on our ability to attract, train and retain qualified personnel, specifically those with management and product development skills. In particular, we must hire additional skilled software engineers to further our research and development efforts. Competition for such personnel is intense, particularly in high-technology centers such as the Pacific Northwest. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of stock options they may receive in connection with their employment. As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have not yet sold their stock publicly. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed.

We may not successfully manage our growth

    We cannot successfully implement our business model if we fail to manage our growth. We have rapidly and significantly expanded our operations domestically and internationally and anticipate further expansion to take advantage of market opportunities. We have increased the number of our full-time employees from 325 on January 1, 1998 to 490 on March 31, 1999. Managing this substantial expansion has placed a significant strain on our management, operational and financial resources. If our growth continues, we will need to continue to improve our financial and managerial control and reporting systems and procedures.

    We are in the process of implementing new management information software systems. This will affect many aspects of our business, including our accounting, operations, electronic commerce, customer service, purchasing, sales and marketing functions. The purchase, implementation and testing of these systems has resulted, and will result, in significant capital expenditures and could disrupt our day-to-day operations. If these systems are not implemented as expected, our ability to provide products and services to our customers on a timely basis will suffer and delays in the recording and reporting of our operating results could occur.

The growth of our business depends on the increased use of the Internet for communications, commerce and advertising

    The growth of our business depends on the continued growth of the Internet as a medium for communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium. The Internet may not be accepted as a viable commercial medium for broadcasting multimedia content or media delivery for a number of reasons, including:

  . potentially inadequate development of the necessary infrastructure to accommodate growth in the number of users and Internet traffic;

  . lack of acceptance of the Internet as a medium for distributing streaming media content or for media delivery;

  .   unavailability of compelling multimedia content;

  .   inadequate commercial support for Web-based advertising; and

  . delays in the development or adoption of new technological standards and protocols or increased governmental regulation, which could inhibit the growth and use of the Internet.

In addition, we believe that other Internet-related issues, such as security, reliability, cost, ease of use and quality of service, remain largely unresolved and may affect the amount of business that is conducted over the Internet.

    If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, websites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently in the future, Internet usage, as well as the usage of our products, services and websites, could grow more slowly or decline.

Changes in network infrastructure, transmission methods and broadband technologies pose risks to our business

    We believe that increased Internet use may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband access becomes widely available, we believe it presents both a substantial opportunity and a significant business challenge for us. Internet access through cable television set-top boxes, digital subscriber lines or wireless connections could dramatically reduce the demand for our products and services by utilizing alternate technology that more efficiently transmits data. This could harm our business as currently conducted.

    Development of products and services for a broadband transmission infrastructure involves a number of additional risks, including:

  .   changes in content delivery methods and protocols;

  . obtaining compelling content that takes advantage of broadband access and helps drive market acceptance of our products and services;

  . the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources and established relationships with media providers;

  . the development of relationships by our current competitors with companies that have significant access to or control over the broadband transmission infrastructure or content;

  . the need to establish new relationships with non-PC based providers of broadband access, such as providers of television set-top boxes and cable television, some of which may be our competitors; and

  . the general risks of new product and service development, including the challenges to develop error-free products and enhancements, develop compelling services and achieve market acceptance for these products and services.

    We depend on the efforts of third parties to develop and provide a successful infrastructure for broadband transmission. Even if broadband access becomes widely available, heavy use of the Internet may negatively impact the quality of media delivered through broadband connections. If these third parties experience delays or difficulties establishing a widespread broadband transmission infrastructure or if heavy usage limits the broadband experience, the release of our broadband products and services could be delayed. Even if a broadband transmission infrastructure is developed for widespread use, our products and services may not achieve market acceptance or generate sufficient revenues to offset our development costs.

We could lose strategic relationships that are essential to our business

    The loss of certain current strategic relationships, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We rely in part on strategic relationships to help us:

  .   maximize adoption of our products through distribution arrangements;

  . increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;

  .   enhance our brand;

  .   expand the range of commercial activities based on our technology;

  . expand the distribution of our streaming media content without a degradation in fidelity; and

  .   increase the performance and utility of our products and services.

    Many of these goals are beyond our traditional strengths. We anticipate that the efforts of our strategic partners will become more important as the multimedia experience over the Internet matures. For example, we may become more reliant on strategic partners to provide multimedia content, provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. We may not be successful in forming strategic relationships. In addition, the efforts of our strategic partners may be unsuccessful. Furthermore, these strategic relationships may be terminated before we realize any benefit.

Our industry is experiencing consolidation that may intensify competition

    The Internet industry has recently experienced substantial consolidation and a proliferation of strategic transactions. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

  . competitors could acquire or partner with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services; or

  . a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services.

    Recent announcements and consolidations that could affect our business include:

  . Microsoft's strategic investments in broadband initiatives, including its recently announced $5 billion investment in AT&T;

  . AT&T's acquisition of TCI and its announcement that it will acquire MediaOne Communications;

  .   At Home's announcement that it will acquire Excite; and

  . Yahoo!'s announcements that it will acquire Broadcast.com and GeoCities.

Potential acquisitions involve risks we may not adequately address

    The failure to adequately address the financial and operational risks raised by acquisitions of technology and businesses could harm our business. We have acquired complementary technologies and businesses in the past, and intend to do so in the future. Financial risks related to acquisitions include:

  .   potentially dilutive issuances of equity securities;

  .   use of cash resources;

  .   the incurrence of additional debt and contingent liabilities;

  .   large write-offs; and

  .   amortization expenses related to goodwill and other intangible assets.

    Acquisitions also involve operational risks, including:

  . difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company;

  .   diversion of management's attention from other business concerns;

  . impairment of relationships with our employees, affiliates, advertisers and content providers;

  . inability to maintain uniform standards, controls, procedures and policies;

  .   entrance into markets in which we have no direct prior experience; and

  .   loss of key employees of the acquired company.

    We currently have an agreement to acquire Xing Technology, an MP3 software developer, in a transaction that we expect to account for as a pooling of interests. We may not adequately integrate this or any future acquisitions. In addition, we may not be able to account for future acquisitions as a pooling of interests, which could harm our operating results.

    Although we do not have any other commitments or agreements regarding any material acquisitions or investments, we may use a portion of the net proceeds of this offering for future acquisitions or investments. See "Use of Proceeds."

Our business will suffer if our systems fail or become unavailable

    A reduction in the performance, reliability and availability of our websites and network infrastructure will harm our ability to distribute our products and services to our users, as well as our reputation and ability to attract and retain users, customers, advertisers and content providers. Our revenues depend in large part on the number of users that download our products from our websites and access the content services on our websites. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Our computer and communications infrastructure is located at a single leased facility in Seattle, Washington. We are currently relocating this infrastructure to our new corporate headquarters, also in Seattle, Washington. Although we plan to temporarily operate multiple computer systems to minimize the risk of system outage, moving this infrastructure involves risks. We do not have fully redundant systems or a formal disaster recovery plan, and we do not carry adequate business interruption insurance to compensate us for losses that may occur from a system outage.

    Our electronic commerce and digital distribution activities are managed by sophisticated software and computer systems. We may encounter delays in developing these systems, and they may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and websites could be less attractive to such entities or individuals and our business would be harmed.

    A sudden and significant increase in traffic on our websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures. Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We depend on Web browsers, ISPs and online service providers to provide Internet users access to our websites. Many of these providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. In addition, certain ISPs have temporarily interrupted our website operations in response to the heavy volume of e-mail transmission we generate and send to our large user base. These types of interruptions could continue or increase in the future.

Our network is subject to security risks that could harm our reputation and expose us to litigation or liability

    Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of our ability to transmit confidential information securely, and costs associated with preventing or eliminating any problems, could harm our business. Online transmissions are subject to a number of security risks, including:

  . our own or licensed encryption and authentication technology may be compromised, breached or otherwise insufficient to ensure the security of customer information;

  . we could experience unauthorized access, computer viruses and other disruptive problems, whether intentional or accidental;

  . a third party could circumvent our security measures and misappropriate proprietary information or interrupt operations; and

  .   credit card companies could restrict online credit card transactions.

    The occurrence of any of these or similar events could damage our reputation and expose us to litigation or liability. We may also be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches.

Our international operations involve risks

    We operate subsidiaries in England, France, Germany and Japan, and market and sell products in several other countries. For the quarter ended March 31, 1999, approximately 24% of our revenues, excluding revenues derived from our license agreement with Microsoft, were derived from international operations. We are subject to the normal risks of doing business internationally, as well as risks specific to Internet-based companies in foreign markets. These risks include:

  . delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets;

  . difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems infrastructures in individual markets;

  .   unexpected changes in regulatory requirements;

  . export and import restrictions, including those restricting the use of encryption technology;

  .   tariffs and trade barriers and limitations on fund transfers;

  .   difficulties in staffing and managing foreign operations;

  .   longer payment cycles and problems in collecting accounts receivable;

  .   potential adverse tax consequences;

  .   exchange rate fluctuations;

  . increased risk of piracy and limits on our ability to enforce our intellectual property rights; and

  .   other legal and political risks.

Any of these factors could harm our business. We do not currently hedge our foreign currency exposures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

We may be unable to adequately protect our proprietary rights

    Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of our intellectual property.

    Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, we have received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. For instance, in August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against us and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas--Dallas Division. The plaintiffs allege that we, individually and in combination with Broadcast.com, infringe on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets.

The plaintiffs seek to enjoin us from the alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. We believe the allegations are without merit and intend to vigorously defend ourselves against these claims. However, litigation is inherently uncertain, and we may be unable to successfully defend ourselves against this claim.

    Similar claims may involve our internally developed technology or technology and enhancements that we license from third parties. Claims of this nature could require us to spend significant amounts of time and money to defend ourselves against them. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or halt distribution of our products while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could harm our business.

We are subject to risks associated with governmental regulation and legal uncertainties

    We are not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Few existing laws or regulations specifically apply to the Internet. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, encryption, use of key escrow data, caching of content by server products, electronic authentication or "digital signatures," personal privacy, advertising, taxation, electronic commerce liability, e-mail, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. The adoption of such laws or regulations, and uncertainties associated with their validity and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may therefore harm our business.

    We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

  .   limit the growth of the Internet;

  . create uncertainty in the marketplace that could reduce demand for our products and services;

  .   increase our cost of doing business;

  . expose us to significant liabilities associated with content available on our websites or distributed or accessed through our products or services; or

  . lead to increased product development costs, or otherwise harm our business.

    On October 28, 1998, the Digital Millennium Copyright Act (DMCA) was enacted. The DMCA includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers will be required to pay licensing fees for sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which will be determined either through voluntary inter-industry negotiations or arbitration. Depending on the rates and terms adopted for the statutory licenses, the DMCA could harm our business.

    The Child Online Protection Act and the Child Online Privacy Protection Act
(COPA) were enacted in October 1998. The COPA impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not currently distribute the types of materials that we believe the COPA would deem illegal, and do not knowingly collect and disclose personal information from such minors. The manner in which the COPA may be interpreted and enforced cannot be fully determined, and future legislation similar to the COPA could subject us to potential liability, which in turn could harm our business. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services.

Shareholders may be unable to exercise control because management owns a large percentage of our stock

    Following this offering, our officers, directors and affiliated persons will beneficially own approximately 50.8% of our common stock (50.4% if the underwriters exercise their over-allotment option in full). Robert Glaser, our chief executive officer and chairman of the board, will beneficially own approximately 38.7% of our common stock (38.4% if the underwriters exercise their over-allotment option in full) following this offering. As a result, our officers, directors and affiliated persons will have significant influence to:

  .   elect or defeat the election of our directors;

  .   amend or prevent amendment of our articles of incorporation or bylaws;

  . effect or prevent a merger, sale of assets or other corporate transaction; and

  . control the outcome of any other matter submitted to the shareholders for vote.

    Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price. See "Management" and "Selling Shareholders."

Provisions of our charter documents, shareholder rights plan and Washington law could discourage our acquisition by a third party

    Our articles of incorporation provide for a strategic transaction committee of the board of directors currently comprised of Messrs. Glaser, Breyer and Kapor. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

  .   adopt a plan of merger;

  .   authorize the sale, lease, exchange or mortgage of:

     (A) assets representing more than 50% of the book value of our assets prior to the transaction; or

     (B) any other asset or assets on which our long-term business strategy is substantially dependent;

  .   authorize our voluntary dissolution; or

  .   take any action that has the effect of any of the above.

    We also entered into an agreement providing Mr. Glaser with a direct contractual right to require us to abide by and perform all terms of the articles with respect to the strategic transactions committee. This agreement also provides that so long as Mr. Glaser owns a specified number of shares, we will use our best efforts to cause him to be nominated to, elected to, and not removed from the board of directors. In addition, the articles provide that Mr. Glaser will serve, or will appoint another officer of RealNetworks to serve, as our policy ombudsman, with the exclusive authority to adopt or change our editorial policies as reflected on our websites or in other communications or media in which we have a significant editorial or media voice. The provisions with respect to the authority of the Strategic Transactions Committee and the policy ombudsman may be amended only with the approval of 90% of the shares entitled to vote on an amendment to the articles.

    We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. These rights become exercisable and detachable from the associated common stock only following the acquisition by a person or a group of 15% or more of our outstanding common stock or 10 days following the announcement of a tender or exchange offer for 15% or more of our outstanding common stock. The rights entitle our shareholders, other than the person or entity who has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock, to acquire additional shares of our capital stock at a price equal to one-half of the market price at the time of the event and, in certain circumstances, would allow our shareholders to acquire capital stock in the entity that has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock at a similar discount. The exercise of these rights would make the acquisition of RealNetworks by a third party more expensive to that party and has the effect of discouraging third parties from acquiring our company without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

    Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Such prohibited transactions include, among other things:

  . a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

  . termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

  . allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of RealNetworks.

    The foregoing provisions of our charter documents, shareholder rights plan and Washington law, as well as those relating to a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

Our stock price has been and may continue to be volatile

    The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended May 28, 1999, the price of our common stock ranged from $7.625 to $131.875 per share. Our stock price could be subject to wide fluctuations in response to factors such as:

  .   actual or anticipated variations in quarterly operating results;

  . announcements of technological innovations, new products or services by us or our competitors;

  . changes in financial estimates or recommendations by securities analysts;

  .   the addition or loss of strategic relationships;

  . conditions or trends in the Internet, media streaming, media delivery and online commerce markets;

  . changes in the market valuations of other Internet, online service or software companies;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  .   additions or departures of key personnel;

  .   sales of our common stock; and

  .   general market conditions.

    In addition, the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may reduce our stock price, regardless of our operating performance. The trading prices of the stocks of many technology companies are at or near historical highs and reflect price-earnings ratios substantially above historical levels. These trading prices and price-earnings ratios may not be sustained.

We have broad discretion in spending the offering proceeds

    We expect to use the net proceeds from this offering for general corporate purposes, principally working capital and capital expenditures. We may use a portion of the net proceeds to acquire or invest in other complementary technologies and businesses. Consequently, our management will have the discretion to allocate the net proceeds to uses that shareholders may not deem desirable. Investments we make with the net proceeds may not yield a favorable return.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services

    We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees. In October 1998, the Internet Tax Freedom Act (ITFA) was signed into law. Among other things, the ITFA imposes a three-year moratorium on discriminatory taxes on electronic commerce. Nonetheless, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would be harmed if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

Year 2000 compliance issues could harm our business

    We are in the process of assessing and remediating any Year 2000 issues associated with our own products, and the computer systems, software, other property and equipment we use. Despite our testing and remediation efforts, our products and systems, and those of third parties, including content providers, advertisers, affiliates and end users, may contain errors or faults with respect to the year 2000. Known or unknown errors or defects that affect the operation of our products and systems or those of third parties could result in delay or loss of revenues, interruptions of services, cancellation of customer contracts, diversion of development resources, damage to our reputation, increased service and warranty costs and litigation costs, any of which could harm our business. Our efforts to address this issue are described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

We intend to donate a portion of net income to charity

    If we achieve and sustain profitability, we intend to donate approximately 5% of our annual net income to charitable organizations. This will reduce our net income.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    We have made forward-looking statements in this prospectus and in the documents that are incorporated by reference in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future business success or financial results. Such forward-looking statements include, but are not limited to, statements as to our expectations regarding:

  . the future development and growth of, and opportunities for, the Internet and the online media delivery market;

  . the future adoption of our current and future products, services and technologies;

  .   future revenue opportunities;

  .   the future growth of our customer base;

  . our ability to successfully develop and introduce future products and services;

  .   future international revenues;

  . future expense levels (including research and development, sales and marketing and general and administrative expenses);

  .   future sales and marketing efforts;

  .   future capital needs;

  .   the future of our relationships with Microsoft and other companies;

  .   the effect of past and future acquisitions;

  .   the future effectiveness of our intellectual property rights;

  .   the effect of current litigation in which we are involved; and

  .   the effect of the Year 2000 situation.

When we use words such as "believe," "expect," "anticipate" or similar words, we are making forward-looking statements.

    You should note that an investment in our common stock involves certain risks and uncertainties that could affect our future business success or financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

    We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. Before you invest in our common stock, you should be aware that the occurrence of the events described in the risk factors and elsewhere in this prospectus could materially and adversely affect our business, financial condition and operating results. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

    The net proceeds we will receive from the sale of 3,525,000 shares of our common stock in this offering are estimated to be $202.3 million at an assumed public offering price of $60.00 per share ($236.9 million if the over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated offering expenses we will pay.

    We expect to use the net proceeds from this offering principally for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses or to make strategic investments. We currently have an agreement to acquire Xing Technology, an MP3 software developer, in a transaction that we expect to account for as a pooling of interests. We currently have no other commitments or agreements with respect to any material acquisitions or investments. Pending the uses described above, we intend to invest the net proceeds in interest-bearing, investment-grade securities. We will not receive any proceeds from the sale of the shares being sold by the selling shareholders. See "Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol "RNWK" since our initial public offering on November 21, 1997. Before that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not represent actual transactions.

                                                                  High    Low
                                                                 ------- ------
1997
  Fourth Quarter (from November 21, 1997)....................... $  9.44 $ 6.81
1998
  First Quarter................................................. $ 14.88 $ 6.75
  Second Quarter................................................ $ 19.72 $ 9.97
  Third Quarter................................................. $ 24.13 $ 7.63
  Fourth Quarter................................................ $ 24.88 $11.06
1999
  First Quarter................................................. $ 72.75 $18.00
  Second Quarter (through June 3, 1999)......................... $131.88 $55.63

    On May 10, 1999, we effected a two-for-one stock split of all outstanding shares of our common stock. The table above has been adjusted to reflect the stock split.

    On June 3, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $60.00 per share. As of May 1, 1999, there were 436 shareholders of record of our common stock.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                             CORPORATE INFORMATION

    RealNetworks was incorporated in Washington in February 1994. References in this prospectus, and the documents incorporated by reference in this prospectus, to "RealNetworks," "we," "our," and "us" refer to RealNetworks, Inc., a Washington corporation, and its subsidiaries. Our principal executive offices are located at 2601 Elliott Avenue, Seattle, Washington 98121 and our telephone number is (206) 674-2700. Information contained in our website does not constitute part of this prospectus.

    Our registered and unregistered trademarks, trade names and service marks include, among others:


 .RealNetworks(R)             .Real Broadcast Network(TM)    .RealEncoder(TM)
 .RealSystem(TM)              .RealGuide(TM)                 .RealProducer(TM)
 .RealAudio(R)                .Real logo (R)                 .RealServer(TM)
 .RealVideo(R)                .RealPlayer(R)                 .Basic Server(TM)
 .RealText(R)                 .RealPlayer Plus(TM)           .RealStore.com(R)
 .RealPix(TM)                 .RealPublisher(TM)             .Film.com(R)
 .RealSystem MP(TM)           .RealPresenter(TM)             .Daily Briefing(TM)
 .RealJukebox(TM)             .RealDeveloper(TM)             .SureStream(TM)

    This prospectus and the documents incorporated by reference in this prospectus also include trademarks, trade names and service marks other than those identified above, all of which are the property of their respective holders.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 1999 (1) on an actual basis and (2) on an as adjusted basis to give effect to our sale and issuance of 3,525,000 shares of common stock in this offering at an assumed public offering price of $60.00 per share, with estimated net proceeds to us of $202.3 million.

                                                             March 31, 1999
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands)
Note payable.............................................. $   994   $    994
Shareholders' equity:
  Preferred stock; $0.001 par value; 60,000,000 shares
   authorized; no shares issued or outstanding, actual and
   as adjusted:
    Series A Preferred Stock; 200,000 shares authorized;
     no shares issued or outstanding, actual and as
     adjusted.............................................     --         --
  Common stock; $0.001 par value; 295,790,695 shares
   authorized; 66,603,784 shares issued and outstanding,
   actual; and 70,128,784 shares issued and outstanding,
   as adjusted............................................      66         70
  Special common stock; $0.001 par value; 4,209,305 shares
   authorized; 500,000 shares issued and outstanding,
   actual and as adjusted.................................       1          1
Additional paid-in capital................................ 117,765    320,101
Accumulated other comprehensive loss......................    (241)      (241)
Accumulated deficit....................................... (34,674)   (34,674)
                                                           -------   --------
  Total shareholders' equity..............................  82,917    285,257
                                                           -------   --------
    Total capitalization.................................. $83,911   $286,251
                                                           =======   ========

   These calculations exclude 26,193,260 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 18,003,926 shares were subject to outstanding options as of March 31, 1999.

                                    DILUTION

    As of March 31, 1999, we had a net tangible book value of approximately $74.4 million, or $1.10 per share of common stock. Net tangible book value per share represents total net tangible assets less total net liabilities divided by the number of shares of common stock outstanding at that date. After giving effect to the net proceeds we will receive from the sale of 3,525,000 shares of common stock at an assumed public offering price of $60.00 per share, the net tangible book value at March 31, 1999 would have been approximately $276.7 million, or $3.89 per share. This represents an immediate increase in net tangible book value of $2.79 per share to existing shareholders and an immediate dilution of $56.11 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Public offering price per share...................................       $60.00
  Net tangible book value per share at March 31, 1999............. $1.10
  Increase in net tangible book value per share attributable to new investors..................................................  2.79
                                                                   -----
Pro forma net tangible book value per share after the offering....         3.89
                                                                         ------
Dilution in net tangible book value per share to new investors....       $56.11
                                                                         ======

   These calculations exclude 26,193,260 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 18,003,926 shares were subject to outstanding options as of March 31, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus or incorporated by reference. The consolidated statement of operations data set forth below for the years ended December 31, 1996, 1997 and 1998, and the consolidated balance sheet data as of December 31, 1997 and 1998, have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent auditors. The consolidated statement of operations data set forth below for the period from February 9, 1994 (inception) to December 31, 1994 and for the year ended December 31, 1995, and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996, have been derived from our financial statements not included in this prospectus, which have been audited by KPMG LLP, independent auditors. The consolidated statement of operations data set forth below for the quarters ended March 31, 1998 and March 31, 1999 and the consolidated balance sheet data as of March 31, 1999 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                                   Quarter Ended
                                        Year Ended December 31,                      March 31,
                          ------------------------------------------------------  -----------------
                                1994         1995     1996      1997      1998      1998     1999
                          ----------------- -------  -------  --------  --------  --------  -------
                          (since inception)                                         (unaudited)
Consolidated
 Statement of Operations
 Data:
Net revenues:
 Software license fees..       $   --       $ 1,782  $11,876  $ 25,494  $ 46,949  $  9,418  $17,010
 Service revenues.......           --            30    1,120     4,972    14,742     2,622    5,249
 Advertising............           --           --     1,016     2,254     3,148       462    1,266
                               -------      -------  -------  --------  --------  --------  -------
 Total net revenues.....           --         1,812   14,012    32,720    64,839    12,502   23,525
                               -------      -------  -------  --------  --------  --------  -------
Cost of revenues:
 Software license fees..           --            29    1,343     3,153     8,032     1,586    2,811
 Service revenues.......           --            33      554     2,392     2,631       521      920
 Advertising............           --           --       288       920     1,727       332      550
                               -------      -------  -------  --------  --------  --------  -------
 Total cost of
  revenues..............           --            62    2,185     6,465    12,390     2,439    4,281
                               -------      -------  -------  --------  --------  --------  -------
 Gross profit...........           --         1,750   11,827    26,255    52,449    10,063   19,244
                               -------      -------  -------  --------  --------  --------  -------
Operating expenses:
 Research and
  development...........           202        1,380    4,812    13,268    20,828     4,419    7,289
 Sales and marketing....            47        1,218    7,540    20,124    32,451     6,830   10,215
 General and
  administrative........           296          747    3,491     6,024     9,841     2,100    2,913
 Goodwill amortization..           --           --       --        --      1,596       --       532
 Acquisition charges....           --           --       --        --      8,723     8,723      --
                               -------      -------  -------  --------  --------  --------  -------
 Total operating
  expenses..............           545        3,345   15,843    39,416    73,439    22,072   20,949
                               -------      -------  -------  --------  --------  --------  -------
 Operating loss.........          (545)      (1,595)  (4,016)  (13,161)  (20,990)  (12,009)  (1,705)
                               -------      -------  -------  --------  --------  --------  -------
Other income (expense):
 Interest income........           --            94      296     2,225     5,325     1,266    1,308
 Other expense..........           --           --       (69)     (233)     (749)     (189)    (339)
                               -------      -------  -------  --------  --------  --------  -------
 Other income, net......           --            94      227     1,992     4,576     1,077      969
                               -------      -------  -------  --------  --------  --------  -------
 Net loss...............       $  (545)     $(1,501) $(3,789) $(11,169) $(16,414) $(10,932) $  (736)
                               =======      =======  =======  ========  ========  ========  =======
Basic and diluted net
 loss per share.........       $(27.26)     $(29.95) $ (5.95) $  (1.44) $  (0.25) $  (0.18) $ (0.01)
                               =======      =======  =======  ========  ========  ========  =======
Shares used to compute
 basic and diluted net
 loss per share.........            20           50      642     8,081    64,646    62,084   67,457


                                       December 31,
                         -------------------------------------------  March 31,
                          1994    1995     1996      1997     1998      1999
                         ------  -------  -------  -------- -------- -----------
                                                                     (unaudited)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $  --   $ 6,116  $19,595  $ 92,537 $ 89,777  $ 89,120
Working capital
 (deficit)..............    (49)   5,948   16,893    87,520   60,207    50,216
Total assets............     64    7,574   26,468   116,704  128,059   133,739
Redeemable, convertible
 preferred stock........    --     7,655   23,153       --       --        --
Shareholders' equity
 (deficit)..............     15   (1,111)  (3,320)   77,902   83,516    82,917

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

    We are a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of streaming media systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 60 million registered users of our RealPlayer product and believe that 85% of all Web pages using streaming media use our technology. The broad acceptance of the Internet as a means of content delivery, combined with recent technological advances, has greatly increased the practicality and popularity of a number of new online media delivery formats. In response, we have recently extended our media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on PCs and digital playback devices.

    We were incorporated in February 1994 and were in the development stage until July 1995, when we released the commercial version of RealAudio Version
1.0. From inception through December 31, 1995, our operating activities related primarily to recruiting personnel, raising capital, purchasing operating assets, conducting research and development, building the RealAudio brand and establishing the market for streaming audio. During 1996, we continued to invest heavily in research and development and marketing and in building our domestic and international sales channels and our general and administrative infrastructure. In August 1996, we began selling RealPlayer Plus, a premium version of our RealPlayer product. RealPlayer continues to be available for download free of charge from our websites. In June 1997, we released the commercial version of RealVideo Version 4.0. In December 1997, we released the commercial version of RealSystem Version 5.0, a streaming media solution that includes RealAudio and RealVideo technology. In November 1998, we released the commercial version of RealSystem G2, our latest generation media delivery system. In May 1999, we released RealSystem MP, as well as a beta version of RealJukebox.

    Our revenues are reported in the following three categories:

  . Software license fees include revenues from sales of our RealPlayer Plus, RealServers and related authoring and publishing tools, OEM sales of our products and sales of third-party products.

  . Service revenues include support and maintenance services that we sell to customers who purchase our RealPlayer Plus, RealServers and tools products. We also provide broadcast hosting services through our Real Broadcast Network and offer consulting services.

  . Advertising revenues are derived from the sale of advertising on our websites.

    In March 1998, we acquired Vivo Software, a leading developer of streaming media creation tools, in an acquisition accounted for using the purchase method of accounting. On April 13, 1999, we entered into a definitive agreement to acquire privately held Xing Technology, an MP3 software developer, in exchange for shares of our common stock having a maximum value of $75 million. The acquisition, which we expect to account for as a pooling of interests, is subject to certain customary conditions. It is expected to be completed no later than the third quarter of 1999.

    The following table sets forth certain financial data for the periods indicated as a percentage of total net revenues:

                                                                Quarter
                              Year Ended December 31,       Ended March 31,
                              ---------------------------   -----------------
                               1996      1997      1998      1998      1999
                              -------   -------   -------   -------   -------
Net revenues:
  Software license fees......    84.8 %    77.9 %    72.4 %    75.3 %    72.3 %
  Service revenues...........     8.0      15.2      22.7      21.0      22.3
  Advertising................     7.2       6.9       4.9       3.7       5.4
                              -------   -------   -------   -------   -------
    Total net revenues.......   100.0     100.0     100.0     100.0     100.0
                              -------   -------   -------   -------   -------
Cost of revenues:
  Software license fees......     9.6       9.6      12.4      12.7      12.0
  Service revenues...........     4.0       7.3       4.0       4.2       3.9
  Advertising................     2.0       2.8       2.7       2.6       2.3
                              -------   -------   -------   -------   -------
    Total cost of revenues...    15.6      19.7      19.1      19.5      18.2
                              -------   -------   -------   -------   -------
    Gross profit.............    84.4      80.3      80.9      80.5      81.8
                              -------   -------   -------   -------   -------
Operating expenses:
  Research and development...    34.3      40.6      32.1      35.3      31.0
  Sales and marketing........    53.8      61.5      50.0      54.6      43.4
  General and
   administrative............    24.9      18.4      15.2      16.8      12.4
  Goodwill amortization......     --        --        2.5       --        2.2
  Acquisition charges........     --        --       13.5      69.8       --
                              -------   -------   -------   -------   -------
    Total operating
     expenses................   113.0     120.5     113.3     176.5      89.0
                              -------   -------   -------   -------   -------
    Operating loss...........   (28.6)    (40.2)    (32.4)    (96.0)     (7.2)
                              -------   -------   -------   -------   -------
Other income (expense):
  Interest income............     2.1       6.8       8.2      10.1       5.5
  Other expense..............    (0.5)     (0.7)     (1.1)     (1.5)     (1.4)
                              -------   -------   -------   -------   -------
    Other income, net........     1.6       6.1       7.1       8.6       4.1
                              -------   -------   -------   -------   -------
    Net loss.................   (27.0)%   (34.1)%   (25.3)%   (87.4)%    (3.1)%
                              =======   =======   =======   =======   =======

Quarterly Results of Operations

 Revenues

    Software License Fees. Software license fees were $17.0 million for the quarter ended March 31, 1999, an increase of 81% from $9.4 million in the comparable quarter of the prior year. The increase was due primarily to a greater volume of products sold, which resulted from growth in the demand for streaming media on the Internet, the introduction of the RealSystem G2 in November 1998, successful product promotions and increased sales of third-party products. Software license fees for each of the quarters ended March 31, 1999 and 1998 included $2.4 million related to the Microsoft license agreement we entered into in June 1997.

    Service Revenues. Service revenues were $5.2 million for the quarter ended March 31, 1999, an increase of 100% from $2.6 million in the comparable quarter of the prior year. The increase was primarily due to a larger installed base of our products from which we derive support and maintenance revenues and increases in revenues from our consulting and streaming media hosting services.

    Advertising. Advertising revenues were $1.3 million for the quarter ended March 31, 1999, an increase of 174% from $0.5 million in the comparable quarter of the prior year. The increase in advertising revenues was due to increased traffic on websites and increased effectiveness of our advertising sales force.

    Geographic Revenues. Excluding revenues from the Microsoft license agreement, international revenues represented 21% of total net revenues in the quarter ended March 31, 1998 and 24% of total net revenues in the quarter ended March 31, 1999. Revenues generated in Europe were 10% and 13% of total net revenues (excluding revenues from the Microsoft license agreement) in the quarters ended March 31, 1998 and 1999, respectively, and revenues generated in Japan/Asia Pacific were 9% of total net revenues (excluding revenues from the Microsoft license agreement) in each of the quarters ended March 31, 1998 and 1999.

 Cost of Revenues

    Cost of Software License Fees. Cost of software license fees includes costs of product media, duplication, manuals, packaging materials, amounts paid for licensed technology and fees paid to third-party vendors for order fulfillment. Cost of software license fees was $2.8 million for the quarter ended March 31, 1999, an increase of 77% from $1.6 million in the comparable quarter of the prior year, and remained a constant 17% of software license fees. The increase in absolute dollars was due primarily to higher sales volumes.

    Cost of Service Revenues. Cost of service revenues includes the cost of in-house and contract personnel providing support and other services and bandwidth expenses for streaming media hosting services. Cost of service revenues was $0.9 million for the quarter ended March 31, 1999, an increase of 77% from $0.5 million in the comparable quarter of the prior year, but decreased as a percentage of service revenues to 18% from 20%. The increase in absolute dollars was primarily due to increased staff and contract personnel needed to provide services to a greater number of customers. The decrease as a percentage of service revenues was primarily due to economies of scale in providing support services to a larger customer base.

    Cost of Advertising. Cost of advertising includes the cost of personnel associated with content creation and maintenance and fees paid to third parties for content included in our websites. Cost of advertising was $0.6 million for the quarter ended March 31, 1999, an increase of 66% from $0.3 million in the comparable quarter of the prior year, but decreased as a percentage of advertising revenues to 43% from 72%. The increase in absolute dollars was primarily due to increases in the quality and quantity of content available on our websites, the addition of new websites and higher bandwidth costs. The decrease as a percentage of advertising revenues was due to greater economies of scale.

    Our gross margins may fluctuate based on the mix of distribution channels used and the mix of products sold.

 Operating Expenses

    Research and Development. Research and development expenses consist primarily of salaries and consulting fees associated with product development and costs of technology acquired from third parties to be incorporated into products currently under development. To date, all research and development costs have been expensed as incurred because technological feasibility is generally not established until substantially all development is complete. We believe that significant investment in research and development is a critical factor in attaining our strategic objectives and, as a result, we expect to increase research and development expenditures in future periods. Research and development expenses were $7.3 million for the quarter ended March 31, 1999, an increase of 65% from $4.4 million in the comparable quarter of the prior year, but decreased as a percentage of total net revenues to 31% from 35%. The increase in absolute dollars was primarily due to increases in internal development personnel, consulting expenses and contract labor. Research and development expenses were primarily related to the development of new technology and products, including RealSystem MP and RealJukebox, and enhancements made to existing products. The decrease in percentage terms was a result of revenues growing at a faster rate than expenses.

    Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions, consulting fees, trade show expenses, advertising costs and cost of marketing collateral. We intend to increase our branding and marketing efforts and therefore expect sales and marketing expenses to increase significantly in future periods. Sales and marketing expenses were $10.2 million for the quarter ended March 31, 1999, an increase of 50% from $6.8 million in the comparable quarter of the prior year, but decreased as a percentage of total net revenues to 43% from 55%. The increase in absolute dollars was due to the expansion of our direct sales and marketing organization, the creation of additional sales offices, promotions and other expenses related to the continued development of the "Real" brand. The decrease in percentage terms was a result of revenues growing at a faster rate than expenses.

    General and Administrative. General and administrative expenses consist primarily of salaries, fees for professional services and bad debt expense. We expect general and administrative expenses to increase as we expand our staff and incur additional costs related to growth of our business. General and administrative expenses were $2.9 million for the quarter ended March 31, 1999, an increase of 39% from $2.1 million in the comparable quarter of the prior year, but decreased as a percentage of total net revenues to 12% from 17%. The increase in absolute dollars was primarily a result of increased personnel and facility expenses necessary to support our growth. The decrease in percentage terms was due to revenues growing at a faster rate than expenses.

 Other Income, Net

    Other income, net consists primarily of earnings on our cash, cash equivalents and short-term investments. Other income, net was $1.0 million for the quarter ended March 31, 1999 and $1.1 million for the quarter ended March 31, 1998.

Annual Results of Operations

 Revenues

                                            1996   Change  1997   Change  1998
                                           ------- ------ ------- ------ -------
                                                  (dollars in thousands)
Software license fees..................... $11,876  115%  $25,494   84%  $46,949
Service revenues..........................   1,120  344     4,972  197    14,742
Advertising...............................   1,016  122     2,254   40     3,148
                                           -------        -------        -------
  Total net revenues...................... $14,012  134%  $32,720   98%  $64,839
                                           =======        =======        =======

    Software License Fees. Software license fees were $46.9 million in 1998, an increase of 84% from $25.5 million in 1997. Software license fees increased 115% in 1997 from $11.9 million in 1996. The increases during 1998 and 1997 were due primarily to a greater volume of products sold as a result of growth in the demand for streaming media on the Internet, the introduction of new products, including RealSystem G2 in November 1998, RealSystem Version 5.0 in December 1997, and RealVideo Version 4.0 in June 1997, successful product promotions, increased sales from electronic distribution and the sale of third-party products. We have used price and other promotions to increase the trial, purchase and use of our software products. In June 1997, we entered into a $30.0 million license agreement with Microsoft, which is being recognized over the three-year term of our ongoing support obligations. Software license fees for 1997 and 1998 included $4.8 million and $9.7 million, respectively, related to the Microsoft license agreement.

    Service Revenues. Service revenues were $14.7 million in 1998, an increase of 197% from $5.0 million in 1997. The increase during 1998 was primarily attributable to revenues from sales of support and upgrade contracts on RealPlayer Plus, which we began selling during the fourth quarter of 1997, a larger installed base of our server products and increases in consulting and streaming media hosting services. Service revenues were $5.0 million in 1997, an increase of 344% from $1.1 million in 1996. The 1997 increase was primarily due to a greater installed base of our server products. This larger installed base leads to increased revenues from the sale of support and maintenance contracts and other services we perform.

    Advertising. Advertising revenues were $3.1 million in 1998, an increase of 40% from $2.3 million in 1997. The increase in advertising revenues for 1998 was due to a larger sales force and more traffic to our websites. Advertising revenues were $2.3 million in 1997, an increase of 122% from $1.0 million in 1996. We began selling advertising space on our websites in March 1996. Increased revenues in 1997 were due in part to a full year of advertising sales and our success in attracting more advertisers.

  Geographic Revenues

                                           1996   Change  1997   Change  1998
                                          ------- ------ ------- ------ -------
                                                 (dollars in thousands)
North America............................ $11,308   80%  $20,346  109%  $42,611
Europe...................................   1,037  230     3,425  109     7,144
Japan/Asia Pacific.......................   1,013  218     3,225   37     4,429
Rest of world............................     654   36       890   11       987
                                          -------        -------        -------
  Subtotal...............................  14,012   99    27,886   98    55,171
Microsoft license agreement..............     --   n/a     4,834  100     9,668
                                          -------        -------        -------
  Total.................................. $14,012  134%  $32,720   98%  $64,839
                                          =======        =======        =======

    Excluding revenues from the Microsoft license agreement, international revenues represented 23% of total net revenues in 1998 and 27% in 1997. Revenues generated in Europe were 13% and 12% of total net revenues (excluding revenues from the Microsoft license agreement) in 1998 and 1997, respectively, and revenues generated in Japan/Asia Pacific were 8% and 12% of total net revenues (excluding revenues from the Microsoft license agreement) in 1998 and 1997, respectively. At December 31, 1998, accounts receivable due from European and Asian customers were not significant. The functional currency of our foreign subsidiaries is the local currency of the country in which the subsidiary is incorporated. Results of operations of our foreign subsidiaries are translated from local currency into U.S. dollars based on average monthly exchange rates. We currently do not hedge our foreign currency exposures and therefore are subject to the risk of changes in exchange rates. We expect that international revenues will increase over time in both absolute dollars and as a percentage of total net revenues. The cost structures of both domestic and international revenues are substantially the same.

  Cost of Revenues

                                          1996   Change  1997   Change  1998
                                         ------  ------ ------  ------ -------
                                               (dollars in thousands)
Software license fees................... $1,343   135%  $3,153   155%  $ 8,032
Service revenues........................    554   332    2,392    10     2,631
Advertising.............................    288   219      920    88     1,727
                                         ------         ------         -------
  Total cost of revenues................ $2,185   196%  $6,465    92%  $12,390
                                         ======         ======         =======
As a percentage of total net revenues...     16%            20%             19%

    Cost of Software License Fees. Cost of software license fees was $8.0 million for 1998, an increase of 155% from $3.2 million in 1997, and increased as a percentage of software license fees to 17% from 12% in 1997. Cost of software license fees was $3.2 million in 1997, an increase of 135% from $1.3 million in 1996, and increased as a percentage of software license fees to 12% from 11% in 1996. The increases in absolute dollars were due primarily to higher sales volume. The increases in percentage terms were due to a shift in product mix toward lower-margin player products, a greater percentage of sales through indirect channels and the utilization of a third-party order fulfillment agency.

    Cost of Service Revenues. Cost of service revenues was $2.6 million for 1998, an increase of 10% from $2.4 million in 1997, but decreased as a percentage of service revenues to 18% from 48% in 1997. Cost of service revenues was $2.4 million for 1997, an increase of 332% from $0.6 million in 1996, but decreased as a percentage of service revenues to 48% from 49% in 1996. Cost of service revenues for 1997 includes $1.0 million of costs associated with the RealNetworks Conference. Excluding the impact of the RealNetworks Conference, cost of service revenues was $1.4 million in 1997, or 31% of service revenues. The 1998 and 1997 increases in absolute dollars, excluding the RealNetworks Conference, were primarily due to increased staff and contract personnel to provide services to a greater number of customers and increases in bandwidth expenses. The cost decreases as a percentage of service revenues were primarily due to greater economies of scale in providing support services to a larger customer base. The net costs of the 1998 RealNetworks Conference are included in sales and marketing expenses.

    Cost of Advertising. Cost of advertising was $1.7 million for 1998, an increase of 88% from $0.9 million in 1997, and increased as a percentage of advertising revenues to 55% from 41% in 1997. Cost of advertising was $0.9 million for 1997, an increase of 219% from $0.3 million in 1996, and increased as a percentage of advertising revenues to 41% from 28% in 1996. The increases were primarily due to increases in the quality and quantity of content available on our websites and higher bandwidth costs.

    Our gross margins may fluctuate based on the mix of distribution channels we use and the mix of products we sell.

 Operating Expenses

  Research and Development

                                                   1996   Change  1997    Change  1998
                                                  ------  ------ -------  ------ -------
                                                          (dollars in thousands)
Research and development........................  $4,812   176%  $13,268    57%  $20,828
As a percentage of total net revenues...........      34%             41%             32%

    Research and development expenses were $20.8 million in 1998, an increase of 57% from $13.3 million in 1997, but decreased as a percentage of total net revenues to 32% from 41% in 1997. The 1998 increase in absolute dollars was primarily due to increases in internal development personnel, consulting expenses and contract labor. The 1998 decrease in percentage terms was a result of revenues growing at a faster rate than expenses. Research and development expenses were primarily related to the development of new technology and products, including RealSystem G2, the commercial version of which we released in November 1998, and enhancements made to existing products. Research and development expenses were $13.3 million in 1997, an increase of 176% from $4.8 million in 1996, and increased as a percentage of total net revenues to 41% from 34% in 1996. The 1997 increase was due primarily to increases in internal development personnel, travel and consulting expenses. Research and development expenses incurred in 1997 were primarily related to development of new technology and products, including RealVideo and RealSystem 5.0, and enhancements made to existing products.

  Sales and Marketing

                                                   1996   Change  1997    Change  1998
                                                  ------  ------ -------  ------ -------
                                                       (dollars in thousands)
Sales and marketing.............................  $7,540   167%  $20,124    61%  $32,451
As a percentage of total net revenues...........      54%             62%             50%

    Sales and marketing expenses were $32.5 million in 1998, an increase of 61% from $20.1 million in 1997, but decreased as a percentage of total net revenues to 50% from 62% in 1997. Sales and marketing expenses were $20.1 million in 1997, an increase of 167% from $7.5 million in 1996, and increased as a percentage of total net revenues to 62% from 54% in 1996. The increases in absolute dollars were due to the expansion of our direct sales and marketing organization, the creation of additional foreign and domestic sales offices, promotions and expenses related to the continued development of the "Real" brand. Sales and marketing expenses in 1998 also include net costs associated with the 1998 RealNetworks Conference. The decrease in percentage terms in 1998 was a result of revenues growing at a faster rate than expenses.

  General and Administrative

                                           1996   Change  1997   Change  1998
                                          ------  ------ ------  ------ ------
                                                (dollars in thousands)
General and administrative............... $3,491    73%  $6,024    63%  $9,841
As a percentage of total net revenues....     25%            18%            15%

    General and administrative expenses were $9.8 million in 1998, an increase of 63% from $6.0 million in 1997, but decreased as a percentage of total net revenues to 15% from 18% in 1997. General and administrative expenses were $6.0 million in 1997, an increase of 73% from $3.5 million in 1996, but decreased as a percentage of total net revenues to 18% from 25% in 1996. The increases in absolute dollars for 1998 and 1997 were primarily due to increased personnel and facility expenses necessary to support our growth and costs associated with operating as a public company. The decreases in percentage terms were due to revenues growing at a faster rate than expenses.

  Goodwill Amortization and Acquisition Charges

    In March 1998, we acquired Vivo Software, a developer of streaming media creation tools. We issued approximately 2.2 million shares of our common stock in exchange for all outstanding shares of Vivo common stock and assumed options to purchase approximately 95,000 shares of our common stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of Vivo's operations are included in our financial statements since the date of acquisition.

    The purchase price was allocated to the fair value of the acquired assets and assumed liabilities based on their fair values at the date of the acquisition. A portion of the purchase price represents acquired in-process research and development that has not yet reached technological feasibility and has no alternative future use. Of the total purchase price, $8.6 million was allocated to in-process research and development expense, $10.6 million was allocated to goodwill, and $0.5 million was allocated to tangible assets. Goodwill is amortized over its estimated life of five years.

    In light of the SEC's recent interpretation of accounting for acquired in-process research and development, we have voluntarily restated the amount of the charge taken in connection with the acquisition of Vivo. Although we had reported our results for the quarter ended March 31, 1998 in accordance with established accounting practices and the valuation provided by an independent third party, we voluntarily responded to new guidance from the SEC revising the valuation methodology used in determining charges associated with acquired in-process research and development. As a result, we reduced the in-process research and development charge previously recognized in the first quarter of 1998 from $17.7 million to $8.6 million and increased the amount of goodwill from $1.5 million to $10.6 million.

    The in-process research and development projects acquired in the acquisition of Vivo consisted of the development of encoder tools and server and client codecs. The encoder tools allow users to create media content to be streamed over the Internet or intranets. The server and client codecs enhance the compression and decompression of multimedia content streamed over the Internet or intranets.

    The percentage completion of the projects at the time of acquisition was as follows:

      Encoder tools..................................................... 40%-70%
      Server codec......................................................   30%
      Client codec......................................................   30%

    We completed the development of the encoder tools in 1998. The total cost to complete development of the encoder tools was approximately $1.0 million. The server and client codec projects are expected to be complete in 1999. The expected aggregate cost to complete the server and client codecs is approximately $0.7 million.

    The fair value of the in-process technology was based on projected cash flows that were discounted based on the risks associated with achieving such projected cash flows upon successful completion of the acquired projects. Associated risks include the inherent difficulties and uncertainties in completing each project and achieving technological feasibility and risks related to the impact of potential changes in market conditions and technology. In developing cash flow projections, revenues were forecasted based on relevant factors, including aggregate revenue growth rates for the business as a whole, characteristics of the potential market for the technology and the anticipated life of the underlying technology. Operating expenses and resulting profit margins were forecasted based on the characteristics and cash-flow-generating potential of the acquired in-process technology.

    The fair value of the in-process research and development was allocated to the projects as follows (in thousands):

      Encoder tools...................................................... $6,500
      Server codec.......................................................  1,500
      Client codec.......................................................    600
                                                                          ------
                                                                          $8,600
                                                                          ======

    Projected annual revenues for each of the in-process development projects were assumed to increase from product release through 2001, decline slightly in 2002 and decline significantly in 2003 and 2004. An insignificant amount of revenues was projected for in-process technology in the first quarter of 2005, which is estimated to be the end of the in-process technology's economic life.

    Gross profit was assumed to be 80% for the encoder tools and client codec and 94% for the server codec. The projected gross profit percentages were based on estimated costs of revenues, which include duplication, manuals, packaging materials and third-party order fulfillment costs. Gross profit projections were based on our experience with similar products.

    Estimated operating expenses, income taxes and capital charges to provide a return on other acquired assets were deducted from gross profit to arrive at net operating income for each of the in-process development projects. Operating expenses were estimated as a percentage of total net revenues and included sales and marketing expenses and development costs to maintain the technology once it has achieved technological feasibility.

    We discounted the net cash flows of the in-process research and development projects to their present values using a discount rate of 42%. This discount rate approximates the overall rate of return for the acquisition of Vivo as a whole and reflects the inherent uncertainties surrounding the successful development of the in-process research and development projects and the uncertainty of technological advances that may occur in the future.

    Since the acquisition, we have continued to market and support Vivo's existing products on a limited basis and will continue to do so until the in-process projects are completed.

    The acquisition of Vivo was a tax-free reorganization under the Internal Revenue Code. Therefore, the charge for in-process research and development and amortization of acquired intangible assets is not deductible for income tax purposes.

 Other Income, Net

                                                1996 Change  1997  Change  1998
                                                ---- ------ ------ ------ ------
                                                     (dollars in thousands)
Other income, net.............................. $227  778%  $1,992  130%  $4,576

    Other income, net consists primarily of earnings on our cash, cash equivalents and short-term investments. The increases in 1998 and 1997 were due primarily to investment earnings on higher average cash balances.

 Income Taxes

    We have incurred net operating losses in each period from inception through December 31, 1998. At December 31, 1998, we had provided a full valuation allowance on our deferred tax assets because of uncertainties regarding recoverability. See Note 6 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

    Net cash provided by operating activities was $6.7 million in the quarter ended March 31, 1999, $9.5 million in 1998 and $8.6 million in 1997. Net cash used in operating activities was $0.6 million in 1996. Net cash provided by operating activities in the quarter ended March 31, 1999 resulted primarily from an increase in current liabilities of $6.4 million and from noncash charges associated with depreciation and amortization of $1.3 million, partially offset by the reported net loss of $0.7 million. Net cash provided by operating activities in 1998 resulted primarily from a decrease in license fee receivable of $10.0 million, partially offset by a net loss of $16.4 million, which was offset by a noncash acquisition charge of $8.7 million. Net cash provided by operating activities in 1997 was primarily attributable to an increase of $29.2 million in deferred revenue, related primarily to the Microsoft license agreement, partially offset by a net loss of $11.2 million, an increase of $1.9 million in trade accounts receivable and an increase in license fee receivable of $10.0 million. Net cash used in operating activities in 1996 was primarily due to a net loss of $3.8 million and an increase in trade accounts receivable of $2.7 million, offset by increases in accounts payable of $2.2 million and deferred revenue of $2.3 million.

    Net cash used in investing activities was $24.6 million for the quarter ended March 31, 1999, and $25.5 million, $31.3 million and $4.8 million in 1998, 1997 and 1996, respectively. Net cash used in investing activities resulted primarily from net purchases of short-term investments and purchases of equipment and leasehold improvements.

    Net cash provided by financing activities was $0.3 million for the quarter ended March 31, 1999, and was a result of net proceeds from the exercise of stock options. Net cash provided by financing activities was $5.7 million in 1998, and consisted primarily of proceeds from the exercise of stock options and warrants. Net cash provided by financing activities of $70.3 million in 1997 was primarily from net proceeds of $29.9 million from sales of preferred stock and $38.5 million in net proceeds from the sale of common stock associated with our initial public offering. Net cash provided by financing activities of $17.1 million in 1996 was primarily due to net proceeds from sales of preferred stock.

    At March 31, 1999, we had $89.1 million in cash, cash equivalents and short-term investments. As of March 31, 1999, our principal commitments consisted of obligations under operating leases and a $1.0 million note payable. Since our inception, we have experienced a substantial increase in our capital expenditures to support expansion of our operations and information systems.

    In January 1998, we entered into a lease agreement for our new corporate headquarters. The lease commenced on April 1, 1999 and expires on April 1, 2011, with an option to renew the lease for either a three- or ten-year period. We relocated to the new facilities in May 1999. We are funding the tenant improvements, a portion of which may be financed through equipment leases. In addition, we are in the process of upgrading and replacing our existing internal information systems. We anticipate that the costs of the tenant improvements and information systems will total approximately $14.0 million in 1999.

    We do not hold derivative financial instruments or equity securities in our investment portfolio. Our cash equivalents and short-term investments consist of high-quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one issue or issuer to a maximum of 5% of the total portfolio and requires that all short-term investments mature in two years or less, with the average maturity being one year or less. These securities are subject to interest rate risk and will decrease in value if interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 1999, the fair value of the portfolio would decline by an immaterial amount. Because we have historically held our fixed-income investments until maturity, we would not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates on our securities portfolio.

    We conduct our operations in five primary functional currencies: the United States dollar, the Japanese yen, the British pound, the French franc and the German mark. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge our foreign currency exposures and are therefore subject to the risk of exchange rates. We invoice the customers of our international subsidiaries primarily in U.S. dollars, except in Japan, where we invoice our customers primarily in yen. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries. Foreign exchange rate fluctuations did not have a material impact in 1998 and 1997.

    On January 1, 1999, the participating member countries of the European Union converted to a common currency, the euro. On that same date they established fixed conversion rates between their existing sovereign currencies and the euro. Even though legacy currencies are scheduled to remain legal tender in the participating countries as denominations of the euro until January 1, 2002, the participating countries will no longer be able to direct independent interest rates for the legacy currencies. The authority to set monetary policy will now reside with the new European Central Bank. We do not anticipate any material impact from the euro conversion on our financial information systems, which currently accommodate multiple currencies. Due to numerous uncertainties, we cannot reasonably estimate the effect that the euro conversion issue will have on our pricing or market strategies or the impact, if any, it will have on our financial condition and results of operations.

    Since our inception, we have significantly increased our operating expenses. We currently anticipate that we will continue to experience significant growth in our operating expenses and that such expenses will be a material use of our cash resources. Not including the estimated net proceeds we expect to receive from this offering, we believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders.

Microsoft Relationship

    In June 1997, we entered into a strategic agreement with Microsoft pursuant to which we granted Microsoft a nonexclusive license to certain substantial elements of the source code of our RealAudio/RealVideo Version 4.0 technology and related RealNetworks trademarks for a license fee of $30.0 million. We are recognizing revenue related to the agreement ratably over the three-year term of our ongoing obligations.

    Microsoft may sublicense its rights to the licensed source code to third parties under certain conditions without further compensation to RealNetworks. In addition, Microsoft was granted an option to receive two additional deliveries of updated versions of the source code. Microsoft's right to receive the first delivery expired unexercised in July 1998. Microsoft may elect to acquire an updated version of the source code once before July 1999, upon payment of a license fee of $35.0 million. Under certain conditions, if we license our source code to a third party, the agreement provides for a partial refund of the license fee paid by Microsoft, based on a declining scale over the three-year term of the agreement.

    In connection with the agreement, Microsoft made a $30.0 million minority investment in RealNetworks in the form of 3.3 million shares of nonvoting preferred stock. These shares were converted into nonvoting special common stock concurrent with our initial public offering in November 1997. All shares of special common stock automatically convert into two shares of common stock upon sale or transfer by Microsoft to a third party not otherwise affiliated with Microsoft. As of May 6, 1999, Microsoft had sold all 3.3 million shares of its special common stock.

    On July 23, 1998, Robert Glaser, our chief executive officer, testified before the Senate Judiciary Committee that if a consumer had the RealPlayer on his or her computer system, and then downloaded the Windows Media Player, the Windows Media Player disabled important functions of our RealPlayer in certain instances. As a result, some of our customers who had downloaded the free RealPlayer, or paid for the RealPlayer Plus, found that their players did not work. We quickly incorporated a workaround solution into our RealPlayer and RealPlayer Plus and also posted this workaround solution on our website. We believe the workaround solution corrected the problem at the time and, as a result, we believe only a small number of customers were impacted by the situation. However, we believe there is a continued risk that future versions of Microsoft's products, especially Internet Explorer and the Windows Media Player, may negatively impact the experience of our customers by displaying a Windows Media Player when the customer seeks to play RealAudio or

RealVideo content, or by posting an error message when the customer tries to play content available in RealNetworks' formats that may not be viewed through the Windows Media Player, without telling the customer how to obtain the latest RealPlayer. Such actions by Microsoft could materially reduce market share for the RealPlayer and have a negative effect on demand for our server software and tools. We have provided and will continue to seek to provide useful input to Microsoft to address these situations so as to provide an optimal experience for consumers. In light of these recent events, our relationship with Microsoft has become more competitive.

Year 2000 Compliance

    The "Year 2000" problem exists because many existing computer programs use only the last two digits to refer to a year. As a result, date-sensitive computer programs may not be able to distinguish whether a two-digit date designated as "00" refers to 1900 or 2000. This problem could cause system failures or the creation of wrong information and disrupt our operations.

    We have developed a phased plan to achieve Year 2000 compliance for our internal processing and operational systems and the current versions of our software products. During the first quarter of 1999, we assessed the state of our internal and external Year 2000 compliance. Currently, a plan to correct problems found during the assessment is being developed and tested. During the third quarter of 1999, we will implement this remediation plan, consisting of upgrading and replacement of certain product versions, if necessary, and test them for compliance.

    We have publicly made Year 2000 readiness disclosures stating that the current versions of our products are "Year 2000 compliant." "Year 2000 compliant" means that software products and systems are able to function properly before, during and after the year 2000 without loss of functionality due to date changes. This assurance assumes that:

  . our products are configured and used in accordance with the related documentation;

  . the underlying operating system of the host machine for our products and any other software used with or in such host machine are also Year 2000 compliant; and

  . all other products, whether hardware, software, or firmware, used with one of our products properly exchange data with it.

    We are currently testing and will continue to test our products and systems and may find errors or defects associated with Year 2000 date functions. We have not tested our products on all platforms or all versions of operating systems that we currently support. We believe that all of the current versions of our products will be Year 2000 compliant by the end of 1999. We have not specifically tested software obtained from third parties, such as licensed software, shareware and freeware, that is incorporated into our products, but we are seeking assurances from our vendors that licensed software is Year 2000 compliant. Despite our testing, testing by our current and potential customers, and whatever assurances, if any, we may receive from developers of technology incorporated into our products, our products and those of our vendors may contain undetected errors or defects associated with Year 2000 date functions.

    We rely on third parties for services and supplies such as telecommunications, Internet service and utilities. We are seeking confirmation from such service providers that their systems are Year 2000 compliant. Interruption of those services or supplies due to Year 2000 issues could adversely affect our operations. We are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions. We are in the process of updating and upgrading our internal information systems. Although the replacement of information systems is not in direct response to Year 2000 concerns, we expect that all new internal information systems implemented in 1999 will be Year 2000 compliant.

    Known or unknown Year 2000 errors or defects in our internal systems and products, lack of Year 2000 compliance by third-party software incorporated in our products and/or interruption of services from our external service providers due to Year 2000 problems could result in failure or disruption of our products and operations, delay or loss of revenue, diversion of development resources, damage to our reputation, claims or litigation and increased service and warranty costs, any of which could impair our finances or business prospects. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, we are uncertain whether or to what extent we may be affected by it.

    We currently respond to customer concerns about our products on a case-by-case basis. In addition, we have posted a web page on our primary website indicating the Year 2000 status of our products. We believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways, including the decision to delay purchasing our products until the Year 2000. We believe that it is not possible to predict the overall impact of these decisions.

    At this stage in our analysis and remediation process, it is difficult to specifically identify the cause and the magnitude of any adverse economic impact of the most reasonably likely worst case Year 2000 scenario. Our reasonably likely worst case scenario would include the unavailability of our major internal systems to our employees and the failure of our products to operate properly, causing customers' systems and/or operations to fail or be disrupted. This worst case scenario also would include the failure of key vendors and/or suppliers to correct their own Year 2000 issues, which could cause failure or disruption of our operations or products. If a worst case scenario occurs, we may incur expenses to repair our systems or upgrade our products, face interruptions in the work of our employees, lose advertising, service and product license revenue, be unable to support the broadcast of other companies' content over the Internet, be unable to deliver downloads of our products, incur increased warranty and service expenses and suffer damage to our reputation. In addition, customers may sue us or otherwise seek compensation for their losses. We have agreed to indemnify certain customers for claims and losses if our products are not Year 2000 compliant. Any or all of the above events could harm our business.

    We have not yet fully developed a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be material. To date, we have not incurred significant expenditures for our Year 2000 remediation efforts. Although we do not anticipate the costs to address our Year 2000 issues to be material, the costs of Year 2000 remediation work and the date on which we plan to complete such work are based on management's best estimates. These estimates are derived from assumptions about future events, including the availability of certain resources, third-party remediation plans and other factors. In addition, undetected errors or the failure of such systems to be Year 2000 compliant could create significant record-keeping and operational deficiencies. Accordingly, if Year 2000 modifications, evaluations, assessments and conversions are not made or are not completed in time, the Year 2000 problem could harm our business.

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                                    BUSINESS

Overview

    RealNetworks is a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of streaming media systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 60 million registered users of our RealPlayer product and believe that more than 85% of all Web pages using streaming media content use our technology. The broad acceptance of the Internet as a means of content delivery, combined with recent technological advances, has greatly increased the practicality and popularity of a number of new online media delivery formats. In response, we have extended our media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on PCs and digital playback devices.

    Our solutions include a variety of integrated products and services for consumers, content providers, service providers and advertisers. Our products and services include:

  . RealSystem G2, an open and extensible advanced streaming media solution that consists of our RealPlayer client software, through which users experience multimedia content, and our RealServer software and related software tools, which enable broadcasters and content providers to create and deliver multimedia content.

  . Real Broadcast Network, a service based on a distributed multi-tier network designed to enable content providers to reliably and cost-effectively deliver high-quality streaming media over the Internet to large audiences.

  . RealJukebox, a product that turns a PC into a digital music management system and is based on RealSystem MP, our open and extensible digital music management solution.

  . RealGuide, a comprehensive directory that enables easy and personalized access to high-quality media programming on the Internet.

  . RealStore, an electronic commerce website from which we market, sell and distribute our own and third-party media delivery products and services to our base of more than 60 million registered users.

Industry Background

    The Internet has grown rapidly in recent years and is now recognized as a new mass medium for communication, commerce and multimedia content. As an interactive and searchable medium, the Internet offers a highly engaging experience and allows users unlimited access to a wide variety and supply of content at their convenience. The Internet also enables content providers and advertisers to establish personalized experiences for and communications with consumers. We believe that these features, combined with advances in media delivery and the increasing availability of broadband access, are enabling the further development and broad acceptance of the Internet as a powerful medium for online media delivery and distribution.

    We believe that the emergence of streaming media technology in 1995 transformed online media delivery. Streaming media technology enables the continuous transmission and playback of multimedia content and represents a significant advancement over earlier technologies, which required download delays before playback. As a result, streaming media has enabled live broadcasts over the Internet and has enhanced and simplified the consumer's online media experience. We believe that the amount of live video and audio content available on the Internet has increased to more than 300,000 hours per week in April 1999. As the demand for streaming media has grown

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substantially, many new business models have emerged. Companies are publishing and aggregating streaming media for consumers over the Internet and employees over intranets, developing streaming media authoring tools, offering turnkey services and advertising in a variety of new ways.

    The demand for streaming media and media content has also grown with the increasing availability of new broadband access technologies such as cable modems and digital subscriber lines. Cost-effective broadband access makes it possible for consumers to experience higher-quality streaming media and enables content providers to deliver to large audiences more compelling and engaging media content. The emergence of television set-top boxes and other non-PC Internet devices further extends the reach of online media. We believe that as the Internet provides the means to deliver content at quality levels comparable to those of traditional media, there will be a significant market opportunity for media companies and advertisers to provide customized, interactive targeted programming and advertising.

    Recently, new online media delivery formats such as MP3 have become popular with consumers as a method of online media distribution. These formats enable users to store and play back versions of music and other media types directly on PCs and non-PC multimedia devices. Today, consumers can download music and other content from websites or record from local sources, such as CDs. Advances in encoding and playback technologies have significantly reduced download times and storage requirements, thereby greatly increasing the practicality and popularity of these distribution formats. A number of systems that encode, store and play back content have been designed to capitalize on this opportunity. Systems are also being designed to provide security and copyright protection for content owners. Forrester Research forecasts that the market for online music downloads will grow from $1 million in 1999 to over $1 billion by 2003.

    Today, many businesses are using corporate intranets and websites to improve communications with their employees, customers and suppliers. In addition, there has been a proliferation of broadcasters and content providers that offer interactive audio, video and other multimedia content to enrich their websites and compete with traditional media. We believe that the broadened acceptance of new online media delivery and distribution formats are creating a significant market opportunity for providers of these solutions.

    We believe that the following key challenges must be addressed to capitalize on this market opportunity:

  . Deliver compelling content in bandwidth-constrained environments. The Internet was designed to transmit discrete packets of data and is not inherently well-suited to the delivery of continuous streams of multimedia data. Despite the increasing availability of broadband access, bandwidth remains limited in many Internet environments because of network congestion caused by an increasing number of users and growing popularity of higher-bandwidth content and applications. For the foreseeable future, bandwidth constraints will continue to pose significant technological challenges for reliable delivery of high-quality streaming media.

  . Maintain compatibility with numerous developing standards and evolving technologies. The evolving nature and strategic importance of online media delivery and distribution have resulted in the development of numerous competing formats, platforms and technologies that are not necessarily compatible. We believe that consumers and content providers desire a widely accepted solution that will provide them with a broad selection of media and access to a large audience, will address the security concerns of content providers and can be updated easily as technologies and standards evolve.

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  .   Enable cost-effective delivery of content. Online media providers and advertisers must make significant investments to create and distribute content to large audiences. To generate an adequate return on their investments, they need to cost-effectively reach a sufficiently large or clearly targeted audience and have the ability to appropriately capitalize on advertising or commerce opportunities.

  . Drive consumer usage. We believe that consumer interest in online media content is driven in large part by the ability to find and experience that content easily and cost-effectively. There is a strong need for well-marketed websites or other branded navigational tools that connect consumers effectively with an array of online media content.

The RealNetworks Solution

    RealNetworks is a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. Our products and services are designed to address the technological and market development challenges that confront multimedia content providers and service providers and enhance the experience of users by offering:

    Advanced technology. We pioneered the development and commercialization of streaming media technology and continue to offer advanced streaming media software solutions. Our products use advanced compression, decompression, transmission and error-correction technologies to facilitate high-quality delivery, management and playback of multimedia content within bandwidth-constrained environments. We have designed our products to be flexible and compatible with heterogeneous operating systems, hardware and media formats. Our products use an open and extensible architecture to allow developers and content providers to enhance the utility and user experience of our products by developing "add-on" applications and tools that can be easily integrated into or used with our products. In addition, we have developed the Real Broadcast Network, a distributed multi-tier Internet broadcast network, to reliably and cost-effectively deliver high-quality streaming media over the Internet to large audiences.

    Product presence and brand strength. From our inception, we have strategically chosen to offer our RealPlayer software to consumers free of charge. Our newest product, RealJukebox, is also offered to consumers free of charge. Our Basic Server is offered free of charge to broadcasters and media content providers.

    We believe we have created a significant audience for advertising and other commerce opportunities.

  . More than half of the 60 million registered users of RealPlayer are registered users of our latest generation RealPlayer G2.

  . Since its beta release on May 3, 1999, more than one million copies of RealJukebox have been downloaded.

  .   We have sold approximately 1.4 million copies of RealPlayer Plus.

  . Approximately 1,300 third-party developers are members of our Real Developer Program. This program assists members in developing websites and streaming media products that include or work with our technology.

  . We believe that more than 85% of all Web pages using streaming media use our technology.

As a result of these activities and our extensive promotional efforts, we believe that the "Real" brand has become one of the most widely recognized brands on the Internet.

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    Connection of consumers to content. Our network of websites highlights third-party streaming media programming and organizes links to this programming. This makes it easy for consumers to quickly find and link to streaming media and for content providers to promote their offerings. We provide:

  . Our programming guide. Our recently enhanced RealGuide provides access to programming from our nearly 200 RealChannels and RealStations, more than 1,700 live radio and television stations broadcasting on the Internet and over 4,500 third-party multimedia websites.

  . Navigational tools. The RealPlayer incorporates navigational tools such as RealChannels, Presets and Destination Buttons to provide one-click access to popular third-party programming. Similar capabilities are incorporated into RealJukebox.

  . Our showcase websites and programming. Our websites and programming, Real.com, Film.com, Daily Briefing and LiveConcerts.com, organize and present streaming media programming.

We believe that these services and sites stimulate demand for multimedia content that uses our system, which in turn generates advertising revenues for RealNetworks and our broadcasters and content providers.

    Distribution capabilities. Our more than 60 million registered users represent a significant direct channel for the digital distribution of our own and others' products and services. Since January 1, 1999, we have averaged more than 150,000 downloads of RealPlayer each day. We designed our electronic commerce distribution program to increase the use of our products and services and to drive sales of upgrades, our new products and services and related products of other companies. Our AutoUpdate capability, a feature of RealPlayer G2, enables users to automatically download new products and product upgrades as they become available from us. Our RealStore website is an online store through which we sell our products and third-party multimedia products. We believe that our distribution strategy will continue to facilitate the growth of the streaming media and digital media distribution industries by providing a centralized and low-cost marketplace for developers of new and innovative tools and other products.

    Strategic relationships. We have established strategic relationships with a variety of leaders in the entertainment, online and traditional media and software, hardware and Internet infrastructure industries. We believe these relationships will (1) increase the adoption of our technologies,
(2) accelerate the development of compelling multimedia content, (3) expand the range of commercial activities based on our technology and brand name and (4) foster the development of industry standard software protocols. The reach of our strategic relationships includes:

  . Product distribution. RealPlayer G2 is a bundled feature of AOL's installation software and Netscape's Navigator Web browser, and is bundled by several leading PC manufacturers. RealServer G2 technology is integrated with server offerings from companies such as Lotus, Sun Microsystems and SGI.

  . Content delivery. Our streaming media technology is deployed by leading Internet broadcasters such as CNN, ESPN, ABC, AOL, Fox News, Bloomberg, CBS SportsLine and Broadcast.com.

  . Technology innovation. We have strategic relationships to develop and/or deploy our streaming media solution with backbone providers such as Cable & Wireless, Sprint and AT&T, broadband access providers such as At Home and Enron Communications, infrastructure technology providers such as Inktomi, and ISPs such as Concentric Networks, MindSpring and Earthlink.

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  .   Development tools. We have agreements with Intel, CBT, Avid
      Technology, Adobe Systems, Macromedia and others to develop and deploy tools for RealSystem G2 to enable the production and development of richer, more dynamic media presentations.

  . Digital music distribution. We are working with IBM, AT&T (a2b), Liquid Audio and others to develop secure digital download capabilities for RealJukebox and RealSystem MP.

Strategy

    Our objective is to be the leading provider of media delivery and distribution products and services that enable and promote the creation, delivery and playback of multimedia content over the Internet. We believe that our continuing efforts to foster an "ecosystem" of partners, including consumers, broadcasters, content providers, advertisers and technology partners, and our efforts to create meaningful economic opportunities for each of these parties, is central to the execution of our strategy. Our strategy for pursuing these goals includes the following:

    Increase our number of users. We intend to continue our aggressive drive to increase the number of consumers using our products and services and to promote the availability of multimedia content for their consumption. To that end, we will continue to heavily promote our RealPlayer, RealServer and RealJukebox products and to seek additional mass distribution opportunities, such as our relationships with AOL and a variety of OEMs. We believe that our more than 60 million registered users is a strategic asset that is attractive to broadcasters, content providers and advertisers. This audience represents a significant market for the sale of our own and third-party products and services.

    Drive higher consumer adoption and usage of online media. By creating a simple, easy-to-use and engaging consumer experience, we believe that we help accelerate the adoption and use of online media. We focus our efforts on enhancing the consumer experience through superior technology and on ensuring that consumers have ready access to the high-quality media programming on the Web. We will continue to enhance and develop our navigational tools and programming guides to enable deeper personalization by consumers.

    Continue to diversify revenue opportunities. We believe that we can continue to expand the number and size of revenue opportunities available to us as our user base and the level of product use grow.

  . Electronic commerce. With most of the approximately 1.4 million sales of RealPlayer Plus originating from our website, we believe that we are a leading electronic commerce site. We are expanding the range of our own and third-party products sold at our RealStore electronic commerce site to capitalize on this opportunity.

  . Advertising and sponsorships. We believe that our ability to connect our large base of registered users with multimedia content on the Internet represents a significant business opportunity. We intend to increase our advertising and sponsorship revenues through our recently launched RealGuide, through our network of advertiser-supported websites and programming and by selling placements on the navigational tools on our RealPlayer and RealJukebox client software.

    Further expand our presence in digital music distribution. With the introduction of RealJukebox and our RealSystem MP digital music distribution solution, we have expanded our presence beyond our traditional streaming media market into the rapidly emerging market for digital music distribution. We intend to continue expanding into this area by aggressively marketing our new products to our large base of RealPlayer users, developing additional products and facilitating the sale and digital distribution of music over the Internet. We expect to drive downloads of RealJukebox

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through the AutoUpdate capability on RealPlayer G2. We believe our RealJukebox product contains a number of features that will enable it to be the preferred method for consumers to access, browse and download digital music on the Internet for local playback and management.

    Extend our technology leadership and focus on broadband opportunities. We are focused on maintaining our technology leadership by aggressively introducing new products and services and by driving the development of industry-wide technology standards. A central element of our technology strategy is our ongoing effort to maximize the scalability of our software solutions to accommodate and enable the rapid growth of multimedia content on the Internet. In addition, we intend to focus on developing products designed for media delivery over broadband access technologies such as digital subscriber lines and cable modems. We believe that our experience in delivering media over bandwidth-constrained networks will enable us to deliver solutions to broadband providers to enhance quality of service and network efficiency.

Products and Services

 RealSystem G2

    RealSystem G2, introduced in November 1998, fully integrates players, servers and tools to create an end-to-end streaming media solution for consumers and content providers. RealSystem G2 provides the necessary components to generate a high-quality user experience that is scalable across the heterogeneous Internet infrastructure. It allows consumers to experience and content providers to create rich and dynamic media content that can be viewed and heard in real time across varying narrowband and broadband environments.

    Players. RealPlayer G2 enables a user to listen to and view content from websites that use our server products. RealPlayer G2 provides basic functions such as play, stop, fast-forward, rewind and volume adjustment and customizable navigational tools for easy and personalized access to multimedia content. We offer RealPlayer G2 for free from our website and through bundling with third-party products. We sell our premium RealPlayer Plus, which has additional features such as clearer, sharper audio and video, high-fidelity audio quality with a graphic equalizer and picture quality controls such as contrast, brightness and tint.

    Servers. Our server technology allows broadcasters and content providers to broadcast audio, video and other multimedia programming to large numbers of simultaneous users over varying Internet connections. We price our servers based on features and streaming capacity and offer four server products to meet the varying needs and requirements of broadcasters and content providers:

    Basic Server G2, available for free download, supports 25 concurrent users of live and on-demand multimedia broadcasts.

    Basic Server Plus G2 is designed for hobbyists and small- to medium-sized businesses. It supports 40 concurrent users, with additional administrative capabilities and content creation tools.

    The RealServer G2 Internet Solution is designed for use primarily by broadcasters, ISPs, distance learning providers and large websites. It supports large audiences and provides more advanced administrative features and new in-stream advertising insertion and rotation capabilities. Customized solutions are available. For example, we offer authentication features to help ensure site security or enable pay-per-view broadcasting and to support back-end credit card and transaction-processing systems, features that are designed and priced specifically for educational institutions or teachers and features that enable ISPs to host the streaming media content of their customers.

    RealSystem G2 Enterprise Solution is designed for corporate intranets. Popular applications include live executive broadcasts at company meetings, sales force training and enterprise learning.

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    Tools. We offer a variety of products that improve the distribution and quality of customers' RealSystem G2 content and presentations. Our products include:

    RealProducer G2, available for free download, is our basic multimedia creation and publishing tool.

    RealProducer Plus G2 is a more advanced tool that offers Web designers and production artists building RealSystem G2 presentations the ability to reach a wider audience and produce higher-quality content.

    RealProducer Pro G2 is a professional solution designed for Web authors and production experts. It includes timeline-based features for creating synchronized multimedia templates for Synchronized Multimedia Integration Language (SMIL) and Hypertext Mark-up Language (HTML) layout and flexible compression control.

 RealSystem MP

    RealSystem MP, introduced in May 1999 and based on the media delivery platform of RealSystem G2, is an open and extensible digital music management solution that provides consumers with a convenient method for recording, playing, organizing and acquiring music from the Internet and local digital sources. RealSystem MP provides the music industry and content owners with a secure method for digital distribution of their music. RealSystem MP can be integrated with various Internet services and supports a range of products and hardware devices. Key features of RealSystem MP include:

  . Content insertion services that enable consumers to create and manage their own personal music database.

  . A secure plug-in interface that supports a variety of security initiatives, including IBM's electronic music management system, AT&T's a2b technology and Liquid Audio's technology. RealSystem MP's open architecture will enable it to comply with the goals of the Recording Industry Association of America's task force on the Secure Digital Music Initiative.

  . File format support for popular music formats such as MP3, WAV, MIDI and our RealAudio G2 format.

  . Information services that provide access to information from an online music database, including track name, artist, album and genre.

  . Content extraction services that enable a range of devices and products, including portable digital devices, CD recorders, flash memory cards and high-capacity disks, to use the content and information in a user's personal music database.

  . Home networking services that enable the distribution of music throughout a home network.

    RealJukebox. RealJukebox, a beta version of which was introduced in May 1999, is based on RealSystem MP. RealJukebox is a completely digital music product that enables consumers to acquire, record, store, organize and play their personal music collections. Using RealJukebox, consumers can acquire music from a number of different sources, including free promotional music downloads, purchased Internet music downloads and music purchased through links to online music retailers. Consumers can also record CDs onto their hard disks at three to five times playback speed. RealJukebox records to a number of high-quality digital audio formats, including RealAudio G2 and MP3.

    RealJukebox enables consumers to listen to music at their convenience from a PC, in a home network and on their digital playback devices. Music is sorted by a number of categories, including

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artist, song title, genre and type of file. Consumers can create personal playlists by dragging and dropping songs.

    We intend to sell a premium version of our RealJukebox product in the future.

 Other Products

    RealStore is an online store for the sale of our own products and upgrades, as well as for third-party products and training products for use on corporate intranets. Through this distribution channel, we are able to offer a broad selection of products with little inventory risk or merchandising expense.

 Services

    RealGuide. RealGuide offers the ability to search for and locate multimedia content. RealGuide is a comprehensive directory that enables easy and personalized access to high-quality multimedia programming information available on the Internet. RealGuide provides viewers with one-click access to the day's top stories and programming from nearly 200 RealChannels and RealStations, more than 1,700 live radio and television stations broadcasting on the Internet and over 4,500 third-party multimedia websites.

    Real Broadcast Network. The Real Broadcast Network is our Internet broadcast service through which we provide hosting services on behalf of broadcasters and content providers. We provide full turnkey services, including the hardware, software, personnel, network connectivity and bandwidth necessary to enable businesses to deliver live and on-demand programming over the Internet. The Real Broadcast Network features a distributed multi-tier architecture designed to improve Internet broadcasts by routing consumers to the nearest broadcast hub on the Internet or within an Internet service provider. We believe the relationships we have formed with leading backbone providers and ISPs support and enhance the services we provide.

    Showcase websites and programming. In addition to our main website, Real.com, we offer websites that organize and offer streaming media programming through navigational and theme-oriented sites. LiveConcerts.com offers live streamed music concerts and services such as up-to-date concert schedules. Film.com provides in-depth information about movies, including reviews and previews, as well as streaming media clips. Daily Briefing allows users to design and receive customized daily streaming media newscasts in the areas of current events, sports, entertainment, music, business and technology.

Technology

    Our media delivery solutions are designed to optimize the delivery of multimedia content over the Internet. Our solutions are based on open industry standards and work with a broad range of operating systems, hardware platforms, network environments and media types.

    RealSystem G2 technology. RealSystem G2 is a streaming media platform based on advanced transmission technologies and protocols that address the inherent limitations of the Internet with respect to multimedia delivery. The following are key elements of our RealSystem G2 technology:

  . AutoUpdate, an automatic upgrade feature, notifies users and allows them to easily download new products and product upgrades as they become available.

  . SureStream transport technology enables reliable and continuous end-user playback by scaling dynamically to deliver high-quality RealAudio and RealVideo to users at the varying connection rates found under real-world network conditions. SureStream technology utilizes bi-directional communication that enables the server and player to communicate during transmission regarding the bandwidth and quality of the user's connection to optimize the transmission.

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  .   Buffering ensures continuous delivery by caching data packets and requesting retransmission of any missing packets.

  . Error-Mitigation reduces performance degradation by reconstructing lost data packets based on approximations regarding adjacent or closely related data packets.

  . Smart Networking allows a server to automatically select the appropriate transmission protocol depending on current network conditions and the presence of firewalls or proxies when streaming content to the player.

  . Video-Optimized Transmission incorporates technologies that reduce unnecessary repetition of redundant background data in neighboring video frames, and reduces the amount of video content being streamed if video performance is degraded during a given transmission. This technology instead focuses on maintaining the continuity of the audio stream, which is often more central to the user experience.

  . Advertising Application allows for the insertion of banner and streaming media advertising into streaming media content while seamlessly integrating with existing ad-serving software and solutions.

  . Cross-Platform Support ensures that our products operate across a disparate array of broadcast platforms, such as Alpha UNIX, FreeBSD, HP/UX, Linux, SCO Unix, SGI IRIX, Sun OS and Win32, Internet infrastructures and emerging clients, such as PCs, set-top boxes, portable devices and all popular browsers.

    RealSystem G2 builds on industry standards, implementing Real Time Streaming Protocol, a standard client/server protocol for streaming media. RealSystem G2 also supports SMIL, which enables rich, multi-screen content to be delivered over a typical modem connection. SMIL allows content creators to easily synchronize their media presentations with a wide range of media, including voice, music, visual effects, text and graphics, to produce audio-visual content using a simple text editor.

    RealSystem MP technology. Building on the technology of RealSystem G2, we developed RealSystem MP, a complete digital music management solution. RealSystem MP uses an open and extensible architecture that enables its integration with a wide range of Internet services and media formats, including secure digital download, extraction to consumer playback devices and access to online music information databases.

    Technologies enabling large-scale delivery of streamed multimedia. Our splitter and caching technologies allow broadcasters to transmit large numbers of simultaneous streams using reduced bandwidth by sending a separate signal to multiple users through the same network links. Our splitter technology enables a host server to broadcast a signal to a set of servers distributed around a network. Those servers then transmit the signal to the end user, thereby minimizing the use of the network backbone and improving signal quality. We use this technology in the Real Broadcast Network and license it to other Internet broadcasters, ISPs and networks. The caching and proxy server technology we co-developed with Inktomi enables widespread and efficient distribution of multimedia content by moving the data closer to the end user. This proxy caching technology enables ISPs and backbone providers to greatly reduce bandwidth and infrastructure costs, and provides a more compelling experience for the user.

    Codecs. Our RealSystem G2 uses multiple compression/decompression algorithms (or codecs) to translate time-based, data-intensive content such as audio, video or animation data into discrete data packets and then broadcasts (or streams) the packets from a server to a client, our RealPlayer. RealPlayer then reassembles the packets in the correct order and allows a user to play back the streaming media content in real time without waiting to download. The compression process enables the data to be streamed to the player even in very low bandwidths (14.4 kbps) or congested

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network environments by reducing the amount of data to be streamed. We have licensed and integrated Intel's streaming Web video technology into RealSystem G2, enabling significantly faster video encoding than previous streaming media delivery systems and delivery of higher-image performance and quality to consumers. RealSystem MP is compatible with both the RealAudio G2 and MP3 codecs. Our MP3 codecs are based on licenses obtained from third parties. We plan to continue to develop proprietary codecs and license third-party codec technology to improve our products' capabilities.

Research and Development

    We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental streaming technology and strengthening our technological expertise. During the years ended December 31, 1996, 1997 and 1998, and the quarter ended March 31, 1999, we expended approximately 34%, 41%, 32% and 31% of our total net revenues on research and development activities. We intend to continue to devote substantial resources to research and development for the next several years. As of March 31, 1999, RealNetworks had 202 full-time employees, or approximately 41% of our work force, engaged in research and development activities.

Sales, Marketing and Distribution

    We believe that any individual or company that desires to send, support or receive multimedia content over the Internet is a potential customer. To reach as many of these potential customers as possible, we sell our products and services through several distribution channels, both directly (over the Internet and through a sales force) and indirectly (through OEMs, VARs and other distributors). As of March 31, 1999, we had 181 full-time employees, or approximately 37% of our work force, engaged in sales and marketing activities.

    Electronic commerce. Substantially all of the products we sell can be purchased and delivered directly from our websites. Our websites provide us with a low-cost, globally accessible sales channel that is available 24 hours per day, seven days per week.

    Direct sales force. Our direct sales force primarily markets and sells our server products to corporate customers. We also have an advertising sales force that markets and sells advertising on our websites and within the media streams that we host on behalf of our corporate customers. We have subsidiaries in Japan, the United Kingdom, France and Germany, and offices in several other countries, which market and sell our products outside the United States.

    OEMs and VARs. We have entered into various distribution relationships with third parties pursuant to which our products and technologies are incorporated into, bundled with or offered with third-party products for delivery by the third party to end users.

    Sales through other distributors. We sell our software systems and services to other distributors, including content aggregators, ISPs and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We have agreements with owners of many popular websites and software companies to distribute our products as a click-through or to bundle our RealPlayer G2 into their applications and software.

    Real Developer Program. We provide development tools, technical assistance and marketing opportunities to those who work with our streaming media technology. We offer a program targeted to Web masters, Web designers and content creators who are building interactive, multimedia-rich websites. We also assist application developers who create and market RealAudio- or RealVideo-enabled applications and who develop datatypes for integration into the RealSystem G2 client/server architecture. Approximately 1,300 developers are members of our Real Developer Program.

    Marketing programs. Our marketing programs are aimed at increasing brand awareness, stimulating market demand and educating potential customers about the economic opportunities in delivering multimedia content over the Internet. We have a number of marketing initiatives, including:

  . Showcasing our various products and solutions in trade shows, conferences and seminars.

  .   Providing product-specific information through our websites.

  .   Promoting and co-promoting special events with our broadcast partners.

  .   Advertising products and services in print and electronic media.

  .   Sponsoring our annual RealNetworks Conference.

Customers

    Our customers include businesses and consumers located throughout the world. Sales to customers outside the United States, primarily in Asia and Europe, were approximately 19%, 27%, 23% and 24% of total net revenues, excluding revenues from the Microsoft license agreement, in the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999. Software license fees under a license agreement with Microsoft accounted for approximately 15%, 15% and 10% of total net revenues for the years ended December 31, 1997 and 1998 and the quarter ended March 31, 1999.

Customer Support

    Our customers have a choice of support options depending on the level of service desired and the nature of the products acquired. Customer support is provided by our customer relations department and third-party contractors. Customers can access a technical support hotline to answer inquiries or initiate e-mail inquiries. We also provide an online database of technical information for customer self-service. As of March 31, 1999, we employed 21 full-time technical and customer support representatives, approximately 4% of our work force, to respond to customer requests for support.

Competition

    The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. As media delivery evolves into a central component of the Internet experience, more companies are entering the market for, and expending increasing resources to develop, media delivery software and services. We expect that competition will continue to intensify.

    Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. We are committed to the continued market penetration of our brand, products and services. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies of competitors may diminish our revenues, impact our margins or lead to a reduction in our market share, any of which will harm our business.

    Microsoft is a principal competitor in the development and distribution of streaming media and media distribution technology. Microsoft currently competes with us in the market for streaming media server and player software and has announced its intent to compete in the market for digital distribution of media. In addition, Microsoft competes with us to attract broadcasters of high-quality or popular content to promote and deliver such content in Microsoft's formats, in some cases on an exclusive or preferential basis. We believe that Microsoft's commitment to and presence in the media delivery industry has increased and that Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

    In addition to Microsoft, we face increasing competition from other companies that are developing and marketing streaming media products. Competitors include Apple Computer, which has just announced the availability of QuickTime 4.0 with a streaming media server, Cisco Systems/Precept Software, PictureTel/Starlight Networks and Oracle. As more companies enter the market with products that compete with our servers, players and tools, the competitive landscape could change rapidly to our disadvantage.

    Our media hosting service, the Real Broadcast Network, competes with a variety of companies that provide streaming media hosting services. These companies include Broadcast.com (which has agreed to be acquired by Yahoo!) and Intervu and emerging broadcast networks such as CMGI's Magnitude Network and Enron Communications. Some media hosting competitors are also customers on whom we rely to help drive product download traffic to our website through their broadcast events.

    While Internet advertising revenues across the industry continue to grow, the number of websites competing for advertising revenues is also growing. Our websites, including Real.com, Film.com and LiveConcerts.com, compete for user traffic and Internet advertising revenues with a wide variety of websites, Internet portals and ISPs. In particular, aggregators of audio, video and other media, such as Broadcast.com and Microsoft's Web Events, compete with our RealGuide. We also compete with traditional media such as television, radio and print for a share of advertisers' total advertising budgets.

    The electronic commerce features of our websites compete with a variety of other websites for consumer traffic. To compete successfully in the electronic commerce market, we must attract sufficient traffic to our websites by offering high-quality, competitively priced merchandise in a compelling, easy-to-purchase format. In addition, we must successfully leverage our existing user base to develop the market for our products and services.

Governmental Regulation

    We are not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Few existing laws or regulations specifically apply to the Internet. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, encryption, use of key escrow data, caching of content by server products, electronic authentication or "digital signatures," personal privacy, advertising, taxation, electronic commerce liability, e-mail, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. The adoption of such laws or regulations, and uncertainties associated with their validity and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may therefore harm our business.

    We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of

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

media and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

  .   limit the growth of the Internet;

  . create uncertainty in the marketplace that could reduce demand for our products and services;

  .   increase our cost of doing business;

  . expose us to significant liabilities associated with content available on our websites or distributed or accessed through our products or services; or

  . lead to increased product development costs or otherwise harm our business.

Intellectual Property

    As of May 14, 1999, we had 25 registered U.S. trademarks or service marks, and had applications pending for an additional 39 U.S. trademarks. We also have several unregistered trademarks. In addition, RealNetworks has several foreign trademark registrations and pending applications. Many of our marks begins with the word "Real" (such as RealSystem, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions.

    As of May 14, 1999, we had nine U.S. patents and 11 patent applications on file relating to various aspects of our technology. We are preparing additional patent applications on other features of our technology. Patents with respect to our technology may not be granted and, if granted, may be challenged or invalidated. Issued patents may not provide us with any competitive advantages and may be challenged by third parties. In addition, others could independently develop substantially equivalent intellectual property.

    Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of their intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent. As with other software products, our products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult.

    To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

    As of March 31, 1999, we had 490 full-time employees, 421 of whom were based at our executive offices in Seattle, Washington, 43 of whom were based in our foreign offices and 26 of whom were based in our domestic sales offices. None of our employees is subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

    We are strongly committed to charitable responsibility, as evidenced by our donations of software to charitable organizations. If we achieve sustained profitability, we intend to donate approximately 5% of our annual net income to charitable organizations. We hope to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Properties

    We have entered into a lease agreement for our new corporate headquarters in Seattle, Washington. The lease commenced on April 1, 1999 and expires on April 1, 2011, with an option to renew for either a three- or a ten-year period. We are initially leasing approximately 148,000 square feet at an average monthly rent of approximately $210,000. We will be leasing approximately 114,000 square feet of additional space in stages during 1999 through 2001, at an average additional monthly rent of approximately $185,000. We moved into the new location in May 1999. This move could cause a disruption in our operations and unexpected costs, which would adversely affect our business.

Legal Proceedings

    In August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against us and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas--Dallas Division. The plaintiffs allege that we, individually and in combination with Broadcast.com, infringe on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin us from our alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. Although we can give no assurance as to the outcome of this lawsuit, we believe that the allegations in this action are without merit, and intend to vigorously defend ourselves against these claims. We may be required to indemnify Broadcast.com under the terms of our license agreement with it. The plaintiffs filed a similar claim based on the same patent and seeking similar remedies as a separate lawsuit against Microsoft and Broadcast.com in the same court. The court has consolidated the lawsuit against Microsoft and Broadcast.com with the lawsuit against RealNetworks and Broadcast.com.

    On July 29, 1998, Left Bank Management, Inc. filed a lawsuit against us in the U.S. District Court for the Western District of Washington. The plaintiff alleges that we entered into an oral agreement with it in 1995 pursuant to which the plaintiff claims it is entitled to 30% of our revenues from the use of RealAudio technology to promote, sample or sell music. The plaintiff claims breach of contract, unjust enrichment, promissory estoppel and breach of implied-in-fact contract. We have denied each of the plaintiff's claims. In response to our motion to dismiss, the plaintiff withdrew its claim for breach of fiduciary duty. Although no assurance can be given as to the outcome of this lawsuit, we believe the allegations in this action are without merit, and we intend to vigorously defend ourselves against these claims.

    From time to time we are, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, including contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, even if not meritorious, could force us to spend significant financial and managerial resources. We currently are not aware of any legal proceedings or claims that we believe will have, individually or taken together, a material adverse effect on our business, prospects, financial condition and operating results.

                                   MANAGEMENT

    The following are our current executive officers, corporate officers and directors and their ages as of May 15, 1999:

Name                               Age                  Position
----                               ---                  --------
Executive Officers
  Robert Glaser...................  37 Chairman of the Board, Chief Executive
                                       Officer and Treasurer
  Phillip Barrett.................  46 Senior Vice President--Media Technologies
  Paul Bialek.....................  39 Senior Vice President--Finance and
                                       Operations and Chief Financial Officer
  Maria Cantwell..................  40 Senior Vice President--Consumer and
                                       E-Commerce
  Thomas Frank....................  35 Senior Vice President--Programming and
                                       Media Publishing
  Len Jordan......................  33 Senior Vice President--Media Systems

Corporate Officers
  Brian Aiken.....................  46 Vice President--Europe
  Alex Alben......................  40 Vice President--Music Group
  Mark Bretl......................  40 Vice President--Media Systems
  Steve Haworth...................  52 Vice President--Communications
  James Higa......................  41 Vice President--Asia/Rest of World
  Mark Klebanoff..................  37 Vice President--Business Development
  Kelly Jo MacArthur..............  34 Vice President--General Counsel and
                                       Secretary
  Jeff Mandelbaum.................  39 Vice President--North American Sales
  Shelley Morrison................  49 Vice President--Advertising Sales
  David Richards..................  34 Vice President--Consumer Products
  Philip Rosedale.................  30 Vice President--Media Systems and Chief
                                       Technology Officer

Directors
  Edward Bleier...................  69 Director
  James Breyer....................  37 Director
  Bruce Jacobsen..................  39 Director
  Mitchell Kapor..................  48 Director

Executive Officers

    Robert Glaser has served as Chairman of the Board, Chief Executive Officer and Treasurer of RealNetworks since its inception in February 1994. He also serves as RealNetworks' Policy Ombudsman, with the exclusive authority to adopt or change the editorial policies of RealNetworks as reflected on our websites or in other communications or media in which RealNetworks has a significant editorial or media voice. From 1983 to 1993, Mr. Glaser was employed at Microsoft, most recently as Vice President of multimedia and consumer systems, where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.

    Phillip Barrett has served as Senior Vice President--Media Technologies of RealNetworks since July 1998. From January 1997 to July 1998, Mr. Barrett served as Senior Vice President--Media Systems of RealNetworks, and from November 1994 to January 1997 he served as Vice President--Software Development. From March 1986 to October 1994, Mr. Barrett served as a Development

Group Manager at Microsoft, where he led development efforts for Windows 386, Windows 3.0 and Windows 3.1. Mr. Barrett holds an A.B. in Mathematics from Rutgers University and an M.S. in Computer Sciences from the University of Wisconsin, Madison.

    Paul Bialek has served as Senior Vice President--Finance and Operations and Chief Financial Officer of RealNetworks since June 1998. From March 1997 to June 1998, Mr. Bialek served as Chief Financial Officer and Vice President of Finance and Operations of Metapath Software Corporation, a provider of operational support systems for telecommunications companies. From 1993 to March 1997, Mr. Bialek served in a variety of positions at Edmark Corporation, a developer and publisher of multimedia educational software products, most recently as Chief Financial Officer and Vice President of Finance and Administration. Mr. Bialek started his career at KPMG LLP, where he was employed in a variety of positions for 11 years. Mr. Bialek holds a B.A. in Business Administration from Seattle University and is a certified public accountant.

    Maria Cantwell has served as Senior Vice President--Consumer and E-Commerce of RealNetworks since July 1997. From April 1995 to July 1997, Ms. Cantwell served as Vice President--Marketing of RealNetworks. From February 1995 to April 1995, Ms. Cantwell was a consultant to RealNetworks. From 1992 to January 1995, Ms. Cantwell served as a member of the 103rd Congress. Ms. Cantwell holds a B.A. in Public Administration from Miami University.

    Thomas Frank has served as Senior Vice President--Programming and Media Publishing of RealNetworks since January 1999. From January 1995 to December 1998, Mr. Frank served as Senior Vice President of Dick Clark Productions, responsible for television program development and production. From 1992 to December 1995, Mr. Frank served as Vice President, Television Programming of The Leo Burnett Company, and was responsible for client-sponsored programming. Mr. Frank previously held positions with Carolco Television and Proctor & Gamble Company. Mr. Frank holds a B.A. in English Literature from the University of Cincinnati.

    Len Jordan has served as Senior Vice President--Media Systems of RealNetworks since August 1997. From January 1997 to July 1997, Mr. Jordan served as Senior Vice President--North American Sales of RealNetworks. From November 1993 to November 1996, Mr. Jordan was employed in a number of capacities at Creative Multimedia, Inc., a developer and publisher of CD-ROM/Internet products, most recently serving as President. From September 1989 to November 1993, Mr. Jordan was employed at Central Point Software, Inc., a utility software publisher. Mr. Jordan graduated magna cum laude from the Eccles School of Business at the University of Utah and holds B.S. degrees in Finance and Economics.

Corporate Officers

    Brian Aiken has served as Vice President--Europe of RealNetworks since June 1998. From February 1997 to June 1998, Mr. Aiken served as General Manager, Europe of Intuit, Inc., a provider of personal finance, small business accounting and tax preparation software. From June 1995 to January 1997, Mr. Aiken served as General Manager, Central Europe of Continuous Software, Inc., a maker of software configuration management solutions. From February 1993 to June 1995, Mr. Aiken served as General Manager, Central Europe of Sunsoft, a subsidiary of Sun Microsystems, Inc. Mr. Aiken holds a B.A. with First Class Honours from Trinity College, University of Oxford.

    Alex Alben has served as Vice President--Music Group of RealNetworks since August 1998 and Vice President--Media Publishing of RealNetworks from February 1998 to August 1998, with responsibility for our music and entertainment web products. From March 1997 to February 1998, Mr. Alben was a consultant to RealNetworks and to Film.com, Inc. From October 1993 to June 1995, Mr. Alben served as Director of Business Affairs, and from June 1995 to February 1997, Vice President of Business Affairs of Starwave Corporation, a creator and producer of online sports, news and entertainment services. Mr. Alben served as Associate General Counsel in the feature film division of Warner Bros. from 1992 to 1993, and previously served as Director of Business Affairs of Orion Pictures. Mr. Alben graduated with distinction from Stanford University and holds a J.D. from Stanford Law School.

    Mark Bretl joined RealNetworks in March 1998 and has served as Vice President--Media Systems since June 1998. From 1994 to March 1998, Mr. Bretl served as Chief Operating Officer of Vivo Software, Inc., a developer of software based video conferencing systems and streaming media. From 1991 to 1994, Mr. Bretl was self-employed as a business consultant. From 1983 to 1991, Mr. Bretl held a variety of positions with Tecmar, Inc., a developer and manufacturer of PC and Macintosh computer peripherals, where he most recently served as President and Chief Operating Officer. Mr. Bretl graduated magna cum laude from the University of Wisconsin, Platteville, with a B.S. in Physics and Computer Science.

    Steve Haworth has served as Vice President--Communications of RealNetworks since January 1999. From 1987 to January 1999, Mr. Haworth served first as Director, then as Vice President of Public Relations of the CNN News Group. Previously, Mr. Haworth served as Vice President of A. Brown-Olmstead Associates, an Atlanta public relations firm, taught political science at Agnes Scott College in Decatur, GA and Emory University in Atlanta, GA, and was an economist at the World Bank in Washington, DC. Mr. Haworth holds a B.A. in economics from Yale University, an M.A. in International Affairs from George Washington University and a Ph.D. in Government and Foreign Affairs from the University of Virginia.

    James Higa has served as Vice President--Asia/Rest of World of RealNetworks since September 1996. From January 1989 to August 1996, Mr. Higa served as the Director for Asia/Pacific of NeXT Software, Inc. From 1986 to 1989, Mr. Higa served as Director of Product Marketing of Apple Japan, Inc. Mr. Higa holds a B.A. in Political Science from Stanford University.

    Mark Klebanoff has served as Vice President--Business Development of RealNetworks since June 1998. Mr. Klebanoff joined RealNetworks in June 1996 and served as Vice President--Chief Financial Officer until June 1998. From May 1992 to June 1996, Mr. Klebanoff served as Vice President of Finance and Operations of Industrial Systems, Inc., a client/server process information management software vendor, which merged with Aspen Technology, Inc. in 1995. From 1989 to 1992, Mr. Klebanoff worked in a number of general management capacities for the Japanese trading company Itochu Corporation. Mr. Klebanoff holds a Masters degree from the Yale School of Management and a B.A. with Honors from Yale University.

    Kelly Jo MacArthur has served as Vice President and General Counsel of RealNetworks since October 1996. From 1995 to 1996, Ms. MacArthur served as General Counsel and Director of Business Affairs of Compton's NewMedia, Inc., a multimedia company which was acquired by Learning Co., Inc. in 1996. From 1989 to 1994, Ms. MacArthur was an attorney at Sidley & Austin in Chicago. Ms. MacArthur graduated summa cum laude from the University of Illinois at Champaign-Urbana and holds a J.D. from Harvard Law School.

    Jeff Mandelbaum has served as Vice President--North American Sales of RealNetworks since April 1998. Mr. Mandelbaum is responsible for commercial, government, channel and OEM sales in North America. From February 1987 to March 1998, Mr. Mandelbaum held a variety of positions with Sybase, Inc., a provider of software products and consulting services for the delivery of integrated business solutions. He served in various sales and sales management positions at Sybase, and he most recently served as Chief Executive Officer and President of Sybase Financial Services, Inc., a subsidiary of Sybase, prior to joining RealNetworks. Mr. Mandelbaum is a graduate of the Executive Program in Business Administration from the Columbia University School of Business.

    Shelley Morrison has served as Vice President--Advertising Sales of RealNetworks since January 1999. From 1995 to 1998, Ms. Morrison served as Vice President of Advertising of Buena Vista Internet Group, a division of Disney, where she was responsible for managing the advertising operations, client services and the creative departments. From 1990 to 1995, Ms. Morrison served as President of Shelley Morrison & Associates, an advertising and marketing firm. From 1984 to 1990, Ms. Morrison served as the Director of Marketing of the Seattle Supersonics in the NBA. Ms. Morrison holds a B.A. in Communications from the University of Washington.

    David Richards joined RealNetworks in January 1997 and has served as Vice President--Consumer Products since April 1999. From January 1992 to December 1996, Mr. Richards served as Group Product Manager, Client/Server Tools and Group Manager, Internet Marketing of Sybase, Inc., a provider of software products and consulting services for the delivery of integrated business solutions. From April 1989 to December 1991, Mr. Richards served as Business Development Manager and Director, Product Management of Symantec Corporation, a utility software company. Mr. Richards holds a Bachelor of Commerce from the University of British Columbia.

    Philip Rosedale has served as Vice President--Media Systems of RealNetworks since October 1997 and has served as its Chief Technology Officer since December 1998. From February 1996 to October 1997, Mr. Rosedale served as General Manager, Software Development of RealNetworks. From June 1986 to February 1996, Mr. Rosedale founded and served as Chief Executive Officer of Automated Management Systems, a developer and marketer of software applications. Mr. Rosedale graduated cum laude from the University of California, San Diego with a B.S. in Physics.

Directors

    Edward Bleier has been a director since April 1999. Since 1987, Mr. Bleier has been President of Domestic PayTV, Cable and Network Features for Warner Bros. Inc., a leading producer and distributor of movies, television programming and animation. Mr. Bleier has held a variety of positions since joining Warner Bros. in 1969, including Executive Vice President of Warner Bros. Television. Mr. Bleier is the Chairman of the Steering Committee of the bi-annual Aspen Institute Communications conferences for leaders of the television, film and cable industries, a past President of the International Radio & Television Society and a member of the Council on Foreign Relations. Mr. Bleier holds a B.S. from Syracuse University and served in the U.S. Army, specializing in psychological warfare and public information.

    James Breyer has been a director since October 1995. Mr. Breyer has served as the Managing Partner of Accel Partners L.P. in Palo Alto/San Francisco since 1997 and as a general partner since 1990. At Accel Partners L.P., Mr. Breyer has sponsored investments in over a dozen companies that have completed public offerings or successful mergers. Previously, Mr. Breyer was a management consultant at McKinsey & Company, Inc. and worked in product management and marketing at Apple Computer, Inc. and Hewlett-Packard Company. Mr. Breyer is also a director of Actuate Software Corporation and Mpath Interactive, Inc. Mr. Breyer holds a B.S. from Stanford University and an M.B.A. from Harvard University, where he was named a Baker Scholar.

    Bruce Jacobsen has served as a director since August 1997, and served as President and Chief Operating Officer of RealNetworks from February 1996 to November 1998. From April 1995 to February 1996, Mr. Jacobsen served as Chief Operating Officer of Dreamworks Interactive, a joint venture between Microsoft and Dreamworks SKG, a partnership among Steven Spielberg, Jeffery Katzenberg and David Geffen. From August 1986 to April 1995, Mr. Jacobsen was employed at Microsoft in a number of capacities, including General Manager of the Kids/Games business unit. Mr. Jacobsen graduated summa cum laude with Honors from Yale University and holds an M.B.A. from Stanford University.

    Mitchell Kapor has been a director since October 1995. Mr. Kapor has served as a partner of Accel Partners L.P. since January 1999. From 1990 to 1993, Mr. Kapor was President, from 1993 to 1995 he was Chairman and from 1995 to 1996 he was a director of the Electronic Frontier Foundation, a nonprofit public Internet organization that he cofounded in 1990. Mr. Kapor designed Lotus 123, and founded Lotus Development Corporation in 1982, serving as its President and Chief Executive Officer from April 1982 to July 1986. Mr. Kapor holds a B.A. in Cybernetics from Yale University and an M.A. in Psychology from Beacon College.

                              SELLING SHAREHOLDERS

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock held by each selling shareholder as of May 1, 1999, and as adjusted to reflect the sale of common stock offered by such shareholder. As of May 1, 1999, there were 67,965,612 shares of common stock outstanding, which includes 80,000 shares of common stock issuable upon conversion of the 40,000 shares of special common stock outstanding on May 1, 1999. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 1, 1999. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

                          Ownership Prior to                   Ownership After
                               Offering                           Offering
                         ---------------------              ---------------------
                         Number of             Shares Being Number of
    Beneficial Owner       Shares   Percentage   Offered      Shares   Percentage
    ----------------     ---------- ---------- ------------ ---------- ----------
Robert Glaser(1)........ 28,071,042    41.3%     310,000    27,686,042    38.7%

Phillip Barrett(2)......  1,966,268     2.9       50,000     1,916,268     2.7

Glaser Family
 Foundation.............  1,280,320     1.9       75,000     1,205,320     1.7

Bruce Jacobsen(3).......  1,157,312     1.7       20,000     1,137,312     1.6

Maria Cantwell(4).......    337,800       *       20,000       317,800       *

--------
 *   Less than 1% of the outstanding shares of common stock.

(1) Includes 1,280,320 and 1,205,320 shares of common stock beneficially owned by the Glaser Family Foundation prior to this offering and after this offering, respectively. Mr. Glaser disclaims beneficial ownership of these shares.

(2) Includes 560,000 shares subject to options currently exercisable or exercisable within 60 days of May 1, 1999.

(3) Includes 992,912 shares subject to options currently exercisable or exercisable within 60 days of May 1, 1999.

(4) Includes 197,800 shares subject to options currently exercisable or exercisable within 60 days of May 1, 1999.

                                 LEGAL MATTERS

    The validity of the securities offered by this prospectus will be passed upon for RealNetworks by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington and Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Perkins Coie LLP, Seattle, Washington.

                                    EXPERTS

    The consolidated financial statements and schedule of RealNetworks, Inc. and subsidiaries as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, have been included in this prospectus in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

    The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with it. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, after the initial filing of this registration statement that contains this prospectus and before the time that all the securities offered by this prospectus are sold:

  .   Our Annual Report on Form 10-K for the fiscal year ended December 31,
      1998;

  .   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
      1999;

  .   Our Current Report on Form 8-K, filed on May 4, 1999; and

  . The description of our capital stock contained in the Registration Statements on Form 8-A filed on September 26, 1997 and December 14, 1998 under Section 12 of the Exchange Act, including any amendment or report updating such description.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               RealNetworks, Inc.
                               Kelly Jo MacArthur
                 Vice President, General Counsel and Secretary

                            2601 Elliott Avenue

                         Seattle, Washington 98121
                                 (206) 674-2700

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report............................................... F-2

Consolidated Statements of Operations and Comprehensive Loss............... F-3

Consolidated Balance Sheets................................................ F-4

Consolidated Statements of Shareholders' Equity (Deficit).................. F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and
 Shareholders
RealNetworks, Inc.:

    We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington
January 21, 1999, except for Note
 10(a), which is as of May 10, 1999

                      REALNETWORKS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                                              Quarter Ended
                                 Year Ended December 31,        March 31,
                                ---------------------------  -----------------
                                 1996      1997      1998      1998     1999
                                -------  --------  --------  --------  -------
                                                               (unaudited)
                                  (in thousands, except per share data)
Net revenues:
  Software license fees.......  $11,876  $ 25,494  $ 46,949  $  9,418  $17,010
  Service revenues............    1,120     4,972    14,742     2,622    5,249
  Advertising.................    1,016     2,254     3,148       462    1,266
                                -------  --------  --------  --------  -------
    Total net revenues........   14,012    32,720    64,839    12,502   23,525
                                -------  --------  --------  --------  -------
Cost of revenues:
  Software license fees.......    1,343     3,153     8,032     1,586    2,811
  Service revenues............      554     2,392     2,631       521      920
  Advertising.................      288       920     1,727       332      550
                                -------  --------  --------  --------  -------
    Total cost of revenues....    2,185     6,465    12,390     2,439    4,281
                                -------  --------  --------  --------  -------
    Gross profit..............   11,827    26,255    52,449    10,063   19,244
                                -------  --------  --------  --------  -------
Operating expenses:
  Research and development....    4,812    13,268    20,828     4,419    7,289
  Sales and marketing.........    7,540    20,124    32,451     6,830   10,215
  General and administrative..    3,491     6,024     9,841     2,100    2,913
  Goodwill amortization.......      --        --      1,596       --       532
  Acquisition charges.........      --        --      8,723     8,723      --
                                -------  --------  --------  --------  -------
    Total operating expenses..   15,843    39,416    73,439    22,072   20,949
                                -------  --------  --------  --------  -------
    Operating loss............   (4,016)  (13,161)  (20,990)  (12,009)  (1,705)
                                -------  --------  --------  --------  -------
Other income (expense):
  Interest income.............      296     2,225     5,325     1,266    1,308
  Other expense...............      (69)     (233)     (749)     (189)    (339)
                                -------  --------  --------  --------  -------
    Other income, net.........      227     1,992     4,576     1,077      969
                                -------  --------  --------  --------  -------
    Net loss..................  $(3,789) $(11,169) $(16,414) $(10,932) $  (736)
                                =======  ========  ========  ========  =======
Basic and diluted net loss per
 share........................  $ (5.95) $  (1.44) $  (0.25) $  (0.18) $ (0.01)
                                =======  ========  ========  ========  =======
Shares used to compute basic
 and diluted net loss per
 share........................      642     8,081    64,646    62,084   67,457
Comprehensive loss:
  Net loss....................  $(3,789) $(11,169) $(16,414) $(10,932) $  (736)
  Translation adjustment......      (11)     (151)       36       (14)    (115)
                                -------  --------  --------  --------  -------
    Comprehensive loss........  $(3,800) $(11,320) $(16,378) $(10,946) $  (851)
                                =======  ========  ========  ========  =======

          See accompanying notes to consolidated financial statements.

                      REALNETWORKS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                          December 31,
                                     --------------------------    March 31,
                                        1997          1998            1999
                                     ------------  ------------  -----------------
                                                                  (unaudited)
                                     (in thousands, except per share data)
              ASSETS
Current assets:
 Cash, cash equivalents and short-
  term investments.................  $     92,537  $     89,777   $     89,120
 Trade accounts receivable, net of
  allowances for doubtful accounts
  and sales returns of $829 in
  1997, $1,166 in 1998 and $1,287
  in 1999..........................         5,270         4,941          5,031
 License fee receivable............        10,000           --             --
 Prepaid expenses and other current
  assets...........................         2,052         3,212          3,276
                                     ------------  ------------   ------------
 Total current assets..............       109,859        97,930         97,427
                                     ------------  ------------   ------------
Equipment and leasehold
 improvements, at cost:
 Equipment and software............         6,549        10,914         12,497
 Leasehold improvements............         1,347         1,441          7,384
                                     ------------  ------------   ------------
 Total equipment and leasehold
  improvements.....................         7,896        12,355         19,881
 Less accumulated depreciation and
  amortization.....................         2,753         6,082          6,945
                                     ------------  ------------   ------------
 Net equipment and leasehold
  improvements.....................         5,143         6,273         12,936
                                     ------------  ------------   ------------
Restricted cash equivalents........           --         13,700         13,700
Other assets.......................         1,702         1,108          1,160
Goodwill, net of accumulated
 amortization of $1,596 in 1998 and
 $2,128 in 1999....................           --          9,048          8,516
                                     ------------  ------------   ------------
 Total assets......................  $    116,704  $    128,059   $    133,739
                                     ============  ============   ============
   LIABILITIES AND SHAREHOLDERS'
               EQUITY
Current liabilities:
 Accounts payable..................  $      2,136  $      3,563   $      3,256
 Accrued liabilities...............         3,653        10,418         13,810
 Deferred revenue, excluding non-
  current portion..................        16,550        23,742         30,145
                                     ------------  ------------   ------------
 Total current liabilities.........        22,339        37,723         47,211
                                     ------------  ------------   ------------
Deferred revenue, excluding current
 portion...........................        15,500         5,833          2,617
Note payable.......................           963           987            994
Shareholders' equity:
 Preferred stock, $0.001 par value,
  no shares issued and outstanding
 Series A: authorized 200 shares...           --            --             --
 Undesignated series: authorized
  59,800 shares....................           --            --             --
 Common stock, $0.001 par value
 Authorized 293,704 shares (295,791
  shares authorized in 1999);
  issued and outstanding 55,055
  shares in 1997, 61,975 shares in
  1998 and 66,604 shares in 1999...            55            62             66
 Special common stock, $0.001 par
  value
 Authorized 6,296 shares (4,209
  shares authorized in 1999);
  issued and outstanding 3,338
  shares in 1997, 2,586 shares in
  1998 and 500 shares in 1999......             3             3              1
 Additional paid-in capital........        95,530       117,515        117,765
 Accumulated other comprehensive
  loss.............................          (162)         (126)          (241)
 Accumulated deficit...............       (17,524)      (33,938)       (34,674)
                                     ------------  ------------   ------------
 Total shareholders' equity........        77,902        83,516         82,917
                                     ------------  ------------   ------------
Commitments, contingencies and
 subsequent events
 Total liabilities and
  shareholders' equity.............  $    116,704  $    128,059   $    133,739
                                     ============  ============   ============

          See accompanying notes to consolidated financial statements.

                      REALNETWORKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                         Special                 Accumulated
                    Preferred Stock     Common Stock  Common Stock   Additional     Other                      Total
                    ------------------  ------------- --------------  Paid-In   Comprehensive Accumulated  Shareholders'
                     Shares    Amount   Shares Amount Shares  Amount  Capital   Income (Loss)   Deficit   Equity (Deficit)
                    ---------  -------  ------ ------ ------  ------ ---------- ------------- ----------- ----------------
                                                              (in thousands)
Balances at
December 31,
1995..............     13,713   $   14      74  $--      --    $--    $    922      $ --       $ (2,047)      $ (1,111)
Exercise of common
stock options.....        --       --      997     1     --     --          43        --            --              44
Issuance of
preferred stock
warrants..........        --       --      --    --      --     --       1,579        --            --           1,579
Accretion of
redemption value
of redeemable,
convertible
preferred stock...        --       --      --    --      --     --         --         --            (31)           (31)
Translation
adjustment........        --       --      --    --      --     --         --         (11)          --             (11)
 Net loss.........        --       --      --    --      --     --         --         --         (3,789)        (3,789)
                    ---------   ------  ------  ----  ------   ----   --------      -----      --------       --------
Balances at
December 31,
1996..............     13,713       14   1,071     1     --     --       2,544        (11)       (5,867)        (3,319)
Exercise of common
stock options.....        --       --    2,288     2     --     --         254        --            --             256
Issuance of common
stock in exchange
for services......        --       --       32   --      --     --          55        --            --              55
Issuance of
preferred stock
warrants..........        --       --      --    --      --     --       4,068        --            --           4,068
Accretion of
redemption value
of redeemable,
convertible
preferred stock...        --       --      --    --      --     --         --         --           (488)          (488)
Exercise of common
stock warrants....        --       --      368   --      --     --          37        --            --              37
Conversion of
convertible
preferred stock
into common
stock.............    (13,713)     (14) 27,426    28     --     --         (14)       --            --             --
Conversion of
redeemable,
convertible
preferred stock
into common stock
and special common
stock.............        --       --   16,970    17   3,338      3     50,051        --            --          50,071
Sale of common
stock for cash,
net of issuance
costs of $4,582...        --       --    6,900     7     --     --      38,535        --            --          38,542
Translation
adjustment........        --       --      --    --      --     --         --        (151)          --            (151)
 Net loss.........        --       --      --    --      --     --         --         --        (11,169)       (11,169)
                    ---------   ------  ------  ----  ------   ----   --------      -----      --------       --------
Balances at
December 31,
1997..............        --       --   55,055    55   3,338      3     95,530       (162)      (17,524)        77,902
Exercise of common
stock options.....        --       --    1,785     2     --     --         744        --            --             746
Exercise of common
stock warrants....        --       --    1,333     1     --     --       3,846        --            --           3,847
Common stock sold
pursuant to
Employee Stock
Purchase Plan.....        --       --       95   --      --     --         873        --            --             873
Issuance of common
stock and stock
options in
business
combination.......        --       --    2,203     2     --     --      16,524        --            --          16,526
Conversion of
special common
stock to common
stock.............        --       --    1,504     2    (752)   --          (2)       --            --             --
Translation
adjustment........        --       --      --    --      --     --         --          36           --              36
 Net loss.........        --       --      --    --      --     --         --         --        (16,414)       (16,414)
                    ---------   ------  ------  ----  ------   ----   --------      -----      --------       --------
Balances at
December 31,
1998..............        --       --   61,975    62   2,586      3    117,515       (126)      (33,938)        83,516
Exercise of common
stock options
(unaudited).......        --       --      456   --      --     --         252        --            --             252
Conversion of
special common
stock to common
stock
(unaudited).......        --       --    4,173     4  (2,086)    (2)        (2)       --            --             --
Translation
adjustment
(unaudited).......        --       --      --    --      --     --         --        (115)          --            (115)
 Net loss
 (unaudited)......        --       --      --    --      --     --         --         --           (736)          (736)
                    ---------   ------  ------  ----  ------   ----   --------      -----      --------       --------
Balances at March
31, 1999
(unaudited).......        --    $  --   66,604  $ 66     500   $  1   $117,765      $(241)     $(34,674)      $ 82,917
                    =========   ======  ======  ====  ======   ====   ========      =====      ========       ========

         See accompanying notes to consolidated financial statements.

                      REALNETWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               Quarter Ended
                                Year Ended December 31,          March 31,
                              -----------------------------  ------------------
                                1996      1997       1998      1998      1999
                              --------  ---------  --------  --------  --------
                                                                (unaudited)
                                             (in thousands)
Cash flows from operating
 activities:
 Net loss...................  $ (3,789) $ (11,169) $(16,414) $(10,932) $   (736)
 Adjustments to reconcile
  net loss to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization..............       699      2,132     5,053       706     1,318
 Acquisition charges........       --         --      8,723     8,723       --
 Other......................       --          27       --        --        --
 Equity in net losses of
  joint venture.............       --         182       448       125       152
 Deferred income tax expense
  (benefit).................       --        (777)      777       --        --
 Change in certain assets
  and liabilities:
  Trade accounts
   receivable...............    (2,665)    (1,919)      512       237      (128)
  License fee receivable....       --     (10,000)   10,000       --        --
  Prepaid expenses and other
   current assets...........      (484)    (1,119)   (1,686)     (770)     (290)
  Accounts payable..........     2,220       (260)      853        86      (287)
  Accrued liabilities.......     1,118      2,340     4,267       456     3,462
  Deferred revenue..........     2,266     29,163    (3,028)      349     3,206
                              --------  ---------  --------  --------  --------
  Net cash provided by (used
   in) operating
   activities...............      (635)     8,600     9,505    (1,020)    6,697
                              --------  ---------  --------  --------  --------
Cash flows from investing
 activities:
 Purchases of equipment and
  leasehold improvements....    (2,784)    (4,627)   (4,373)     (637)   (7,490)
 Purchases of short-term
  investments...............   (30,515)  (203,046)  (93,161)  (25,594)  (25,244)
 Sales of short-term
  investments...............    28,644    177,621    85,542    10,105     8,144
 Investment in joint
  venture...................       --        (998)      --        --        --
 Increase in other assets...      (182)      (251)      --        --        --
 Increase in restricted cash
  equivalents...............       --         --    (13,700)      --        --
 Cash obtained through
  acquisition...............       --         --        203       203       --
                              --------  ---------  --------  --------  --------
  Net cash used in investing
   activities...............    (4,837)   (31,301)  (25,489)  (15,923)  (24,590)
                              --------  ---------  --------  --------  --------
Cash flows from financing
 activities:
 Proceeds from issuance of
  note payable..............       --         991       --        --        --
 Net proceeds from sales of
  preferred and common stock
  and exercise of stock
  options and warrants......    17,091     69,333     5,667         2       252
                              --------  ---------  --------  --------  --------
  Net cash provided by
   financing activities.....    17,091     70,324     5,667         2       252
                              --------  ---------  --------  --------  --------
Effect of exchange rate
 changes on cash............       (11)      (106)      (62)       (5)     (116)
                              --------  ---------  --------  --------  --------
  Net increase (decrease) in
   cash and cash
   equivalents..............    11,608     47,517   (10,379)  (16,946)  (17,757)
Cash and cash equivalents at
 beginning of period........     3,130     14,738    62,255    62,255    51,876
                              --------  ---------  --------  --------  --------
Cash and cash equivalents at
 end of period..............  $ 14,738  $  62,255  $ 51,876  $ 45,309  $ 34,119
                              ========  =========  ========  ========  ========
Supplemental disclosure of
 cash flow information:
 Cash paid during the period
  for interest..............  $      4  $      27  $    --   $    --   $    --
 Cash paid during the period
  for income taxes..........  $    --   $     700  $    600  $    --   $    --
Supplemental disclosure of
 noncash financing and
 investing activities:
 Accretion of preferred
  stock.....................  $     31  $     488  $    --   $    --   $    --
 Conversion of redeemable,
  convertible preferred
  stock to common stock and
  special common stock......  $    --   $  50,071  $    --   $    --   $    --
 Common stock issued in
  business combination......  $    --   $     --   $ 16,526  $ 16,526  $    --

          See accompanying notes to consolidated financial statements.

                      REALNETWORKS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)

1. Description of Business and Summary of Significant Accounting Policies

  (a) Description of Business

    RealNetworks, Inc. and subsidiaries (Company) is a leading provider of media delivery and digital distribution solutions designed for the Internet. The Company's solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. The Company pioneered the development and commercialization of "streaming media" systems that enable the creation, real-time delivery and playback of multimedia content. The Company extended its media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on personal computers and digital playback devices.

    Inherent in the Company's business are various risks and uncertainties, including its limited operating history and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet and corporate intranets as a communications medium, the acceptance of the Company's technology by the marketplace and the Company's ability to generate license, service and advertising revenues from the use of its technology on the Internet.

  (b) Basis of Presentation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash, Cash Equivalents and Short-Term Investments

    The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

    The Company considers all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value. The fair value of such securities approximated cost, and there were no unrealized holding gains or losses at December 31, 1997 and 1998 and March 31, 1999. At December 31, 1997 and 1998 and March 31, 1999, all short-term investments had original contractual maturities of two years or less.

                      REALNETWORKS, INC. AND SUBSIDIARIES

         December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
   (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


    The Company's cash, cash equivalents and short-term investments consist of the following:

                                                       December 31,
                                                      --------------- March 31,
                                                       1997    1998     1999
                                                      ------- ------- ---------
Cash and cash equivalents:
  Cash............................................... $ 4,679 $ 5,876  $ 5,329
  Commercial paper...................................  57,576  42,000   28,790
  U.S. Government agency securities..................     --    4,000      --
                                                      ------- -------  -------
    Total cash and cash equivalents..................  62,255  51,876   34,119
                                                      ------- -------  -------
Short-term investments:
  Corporate notes....................................   6,717  30,602   38,188
  U.S. Government agency securities..................  21,065   5,300   16,813
  Certificates of deposit............................   2,500   1,999      --
                                                      ------- -------  -------
    Total short-term investments.....................  30,282  37,901   55,001
                                                      ------- -------  -------
    Total cash, cash equivalents and short-term
     investments..................................... $92,537 $89,777  $89,120
                                                      ======= =======  =======
Restricted cash equivalents.......................... $   --  $13,700  $13,700
                                                      ======= =======  =======

    Restricted cash equivalents represent a restricted escrow account established in connection with a lease agreement for new corporate headquarters. Under certain circumstances, $10,000 of the escrow account will be maintained for the term of the lease. The remaining $3,700 will be released as the Company funds tenant improvements. The Company expects to take occupancy of the new facilities during the quarter ending June 30, 1999.

  (d) Depreciation and Amortization

    Depreciation and amortization of equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets, generally three years, or the lease term if shorter.

    Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired in a business combination accounted for under the purchase accounting method. Goodwill is amortized using the straight-line method over five years.

  (e) Stock-Based Compensation

    The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the Company accounts for stock-based compensation transactions with employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees," and related interpretations. Compensation cost for employee stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


  (f) Revenue Recognition

    On January 1, 1998, the Company adopted the provisions of Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2), which provides specific industry guidance and stipulates that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. Under SOP 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. The adoption of SOP 97-2 did not have a material effect on revenue recognition or the Company's results of operations.

    Revenue from software license fees is recognized upon delivery, net of an allowance for estimated returns, provided all the requirements of SOP 97-2 have been met. Prior to January 1, 1998, the Company recognized revenue from software license fees upon delivery, net of an allowance for estimated returns, provided that no significant obligations of the Company remained and collection of the resulting receivable was deemed probable.

    Revenue from software license agreements with original equipment manufacturers (OEM) is recognized when the OEM delivers its product incorporating the Company's software to the end user. In the case of prepayments received from an OEM, the Company generally recognizes revenue based on the actual products sold by the OEM. If the Company anticipates providing ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, revenue is recognized on the straight-line method over the term of the contract.

    Service revenues include payments under support and upgrade contracts and fees from consulting and streaming media content hosting. Support and upgrade revenues are recognized ratably over the term of the contract, which typically is twelve months. Other service revenues are recognized when the service is performed.

    Revenues from advertising appearing on the Company's websites are recognized ratably over the terms of the advertising contracts. The Company guarantees to certain advertising customers a minimum number of page impressions to be delivered to users of its websites for a specified period. To the extent minimum guaranteed page impression deliveries are not met, the Company defers recognition of the corresponding revenues until guaranteed page impression delivery levels are achieved.

  (g) Research and Development

    Costs incurred in research and development are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs as technological feasibility is generally not established until substantially all development is complete.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


  (h) Advertising Expenses

    The Company expenses the cost of advertising and promoting its products as incurred. Such costs are included in sales and marketing expense and totaled approximately $665 in 1996, $1,110 in 1997, and $783 in 1998.

  (i) Income Taxes

    The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  (j) Financial Instruments and Concentrations of Risk

    The Company's financial instruments consist of cash, cash equivalents, short-term investments, trade accounts receivable, accounts payable, accrued liabilities and note payable. The fair value of these instruments approximates their financial statement carrying amount. Credit is extended to customers based on an evaluation of their financial condition, and collateral is not required. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

    The Company is subject to concentrations of credit risk and interest rate risk related to its short-term investments. The Company's credit risk is managed by limiting the amount of investments placed with any one issuer, investing in high-quality investment securities and securities of the U.S. government, and limiting the average maturity of the overall portfolio.

  (k) Net Loss Per Share

    Basic net loss per share is computed by dividing the sum of net loss plus accretion of redemption value of redeemable preferred stock by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the sum of net loss plus accretion of redemption value of redeemable preferred stock by the weighted average number of common and dilutive common equivalent shares outstanding during the period. As the Company had a net loss attributable to common shareholders in each of the periods presented, basic and diluted net loss per share are the same.

    The following table reconciles the Company's reported net loss to net loss attributable to common shareholders used to compute basic and diluted net loss per share:

                                                                Quarter Ended
                                    Year Ended December 31,       March 31,
                                   ---------------------------  ---------------
                                    1996      1997      1998      1998    1999
                                   -------  --------  --------  --------  -----
   Net loss......................  $(3,789) $(11,169) $(16,414) $(10,932) $(736)
   Accretion of redemption value
    of redeemable preferred stock
    prior to conversion into
    common stock.................      (31)     (488)      --        --     --
                                   -------  --------  --------  --------  -----
   Net loss attributable to
    common shareholders..........  $(3,820) $(11,657) $(16,414) $(10,932) $(736)
                                   =======  ========  ========  ========  =====

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)

    The computation of diluted net loss per share excludes the following options to acquire shares of common stock for the periods indicated because the effect would be anti-dilutive:

                                            Year Ended December  Quarter Ended
                                                    31,            March 31,
                                            -------------------- -------------
                                             1996   1997   1998   1998   1999
                                            ------ ------ ------ ------ ------
   Shares of common stock.................. 10,668 13,862 16,320 15,110 18,004
   Weighted average exercise price per
    share.................................. $ 0.14 $ 1.46 $ 6.06 $ 2.46 $13.62

  (l) Comprehensive Loss

    On January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. The Company's comprehensive loss for the years ended December 31, 1996, 1997 and 1998 and the quarters ended March 31, 1998 and 1999 consisted of net loss and the gross amount of foreign currency translation adjustments. The tax effect of the translation adjustments was insignificant. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

  (m) Foreign Currency

    The functional currency of the Company's foreign subsidiaries is the local currency of the country in which the subsidiary is incorporated. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations. There were no significant foreign currency transaction gains or losses in 1996, 1997 and 1998 and in the quarters ended March 31, 1998 and 1999.

  (n) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (o) Impairment of Long-Lived Assets and Goodwill

    The Company reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used, including goodwill, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


  (p) Reclassifications

    Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements to conform with the 1998 presentation.

  (q) New Accounting Pronouncements

    In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company adopted SOP 98-1 on January 1, 1999. There was no material impact on the consolidated financial statements as a result of adoption of SOP 98-1.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends existing accounting standards and is effective for fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a component of other comprehensive income depending on the type of hedge relationship that exists with respect to such derivative. The Company does not expect the adoption of SFAS 133 to have a material impact on its consolidated financial statements.

    In December 1998, the AICPA issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" (SOP 98-9) which amends certain elements of SOP 97-2 and is effective for fiscal years beginning after March 15, 1999. The Company believes that the adoption of SOP 98-9 will not have a material effect on the Company's results of operations or financial position.

  (r) Unaudited Interim Consolidated Financial Statements

    In the opinion of the Company's management, the unaudited interim consolidated financial statements as of March 31, 1999 and for the quarters ended March 31, 1998 and 1999 include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation.

2. Acquisition

    In March 1998, the Company completed the acquisition of Vivo Software, Inc.
(Vivo), a developer of streaming media creation tools. Under terms of the acquisition, the Company issued approximately 2,203 shares of its common stock in exchange for all outstanding shares of Vivo common stock. In addition, the Company issued options to purchase approximately 95 shares of the Company's common stock in exchange for outstanding unvested options to purchase Vivo common stock. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the results of Vivo's operations are included in the Company's consolidated financial statements since the date of acquisition.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


    A summary of the purchase price for the acquisition is as follows:

       Stock and stock options......................................... $16,526
       Direct acquisition costs........................................     445
       Accrued liabilities assumed.....................................   1,640
       Other liabilities assumed.......................................   1,057
                                                                        -------
         Total......................................................... $19,668
                                                                        =======

    The purchase price was allocated as follows:

       Cash acquired................................................... $   203
       Other current assets acquired...................................     148
       Equipment.......................................................     100
       Goodwill........................................................  10,644
       In-process research and development.............................   8,573
                                                                        -------
         Total......................................................... $19,668
                                                                        =======

    In-process research and development represents the fair value of technologies acquired for use in the Company's own development efforts. The Company determined the amount of the purchase price to be allocated to in-process research and development based on the time and cost to incorporate the acquired technology into the Company's development projects, expected incremental revenues and expenses associated with the development projects utilizing the acquired technology, and risks and uncertainties associated with the acquired technology. Such risks and uncertainties include inherent difficulties and uncertainties in incorporating the acquired technology into the Company's development projects and risks related to the viability of and potential changes to target markets. The Company also concluded that the acquired technology had no alternative future use.

    Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and is amortized using the straight-line method over its estimated life of five years.

    The acquisition of Vivo qualified as a tax-free reorganization under the Internal Revenue Code (IRC). Therefore, the charge for in-process research and development is not deductible for income tax purposes. The Company acquired net operating loss carryforwards of approximately $16,000, which expire from 2008 to 2012. Under the provisions of the IRC, the amount of these net operating loss carryforwards available annually to offset future taxable income is significantly limited. No value has been attributed to these net operating losses in the purchase price allocation due to these limitations. Any utilization of the net operating loss carryforwards in the future will result in a reduction of the carrying amount of goodwill.

    In connection with the acquisition, approximately 441 shares of common stock issued were placed in escrow to secure indemnification obligations of former shareholders of Vivo. As of December 31, 1998 and March 31, 1999, 220 and no shares remained in escrow, respectively.

    The following table presents pro forma results of operations as if the acquisition had occurred at the beginning of each of the years presented. The pro forma results of operations exclude $8,723 of

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)

acquisition related charges as the charges are not expected to have a continuing impact on the Company's results of operations. The pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of 1997 or at the beginning of 1998, nor is it necessarily indicative of results that may occur in the future.

                                                 Year Ended
                                                December 31,
                                               ----------------  Quarter Ended
                                                1997     1998    March 31, 1998
                                               -------  -------  --------------
     Total net revenues....................... $34,501  $65,492     $13,155
     Net loss................................. (18,730)  (9,279)     (3,797)
     Net loss per share--basic and diluted....   (1.91)   (0.14)      (0.06)

3. Investment in Joint Venture and Note Payable

    The Company has a 24% interest in a Japanese limited liability company that operates an Internet streaming business in Japan. The Company accounts for this investment using the equity method. At December 31, 1998, the Company had outstanding a note payable to one of its joint venture partners, which is due in May 2000. The note is denominated in Japanese yen, bears interest at a rate not to exceed the Japanese Short Term Prime Rate (1.5% at December 31, 1998) and is secured by the Company's shares in the joint venture. The Company may, under certain circumstances, tender its shares in the joint venture as repayment of the note. Equity in net losses of the joint venture was $125 and $152 in the quarters ended March 31, 1998 and 1999, respectively and $182 and $448 in the years ended December 31, 1997 and 1998, respectively. The carrying amount of the Company's investment in joint venture was $216 at March 31, 1999 and $816 and $368 at December 31, 1997 and 1998, respectively.

4. Shareholders' Equity

  (a) Initial Public Offering

    On November 21, 1997, the Company completed its initial public offering and all outstanding shares of preferred stock were converted to either common stock or special common stock.

  (b) Special Common Stock

    Special common stock is not entitled to vote, except as required by law. All other rights and preferences of the special common stock are identical to common stock, except as otherwise required by law or expressly provided in the Company's Articles of Incorporation. All shares of special common stock are held by Microsoft Corporation (Microsoft) and each share automatically converts into two shares of common stock upon sale or transfer by Microsoft to an unaffiliated third party. During 1998, Microsoft sold 752 shares which were converted into 1,504 shares of common stock. During the quarter ended March 31, 1999, Microsoft sold an additional 2,086 shares, which were converted into 4,173 shares of common stock.

  (c) Preferred Stock

    Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


    Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

  (d) Shareholder Rights Plan

    On October 16, 1998, the Company's board of directors declared a dividend of one preferred share purchase right (Right) in connection with its adoption of a Shareholder Rights Plan dated December 4, 1998, for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the acquisition by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution
Date). After the Distribution Date, each Right will entitle the holder to purchase for $75 (Exercise Price), a fraction of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquiror) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquiror, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquiror having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.005 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 4, 2008.

  (e) Stock Warrants

    In connection with the sales of preferred stock in 1996 and 1997, the Company issued warrants to purchase additional shares of stock. During 1997 and 1998, 368 and 1,333 warrants were exercised, respectively. No warrants were outstanding at December 31, 1998.

  (f) Stock Option Plan

    The Company has a stock option plan (Plan) to compensate employees for past and future services and has reserved 29,800 shares of common stock for option grants under the Plan. Generally, options vest based on continuous employment, over a five year period. The options expire twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


    A summary of stock option related activity is as follows:

                                                        Options Outstanding
                                                        ----------------------
                                                                     Weighted
                                               Shares                 Average
                                              Available Number of    Exercise
                                              for Grant   Shares       Price
                                              --------- ----------   ---------
Balances at December 31, 1995................   1,474        5,664    $    0.04
  Plan introduction..........................   6,000          --           --
  Options granted............................  (7,532)       7,532         0.17
  Options exercised..........................     --          (997)        0.05
  Options canceled...........................   1,530       (1,531)        0.05
                                               ------    ---------
Balances at December 31, 1996................   1,472       10,668         0.14
  Plan amendment.............................  11,600          --           --
  Options granted............................  (7,344)       7,344         2.75
  Options exercised..........................     --        (2,288)        0.11
  Options canceled...........................   1,862       (1,862)        0.66
                                               ------    ---------
Balances at December 31, 1997................   7,590       13,862         1.46
  Plan amendment.............................   5,000          --           --
  Options granted............................  (5,964)       5,964        14.11
  Options assumed in acquisition.............     --            95         0.12
  Options exercised..........................     --        (1,785)        0.42
  Options canceled...........................   1,816       (1,816)        3.71
                                               ------    ---------
Balances at December 31, 1998................   8,442       16,320         6.06
  Options granted............................  (3,234)       3,234        46.93
  Options exercised..........................     --          (456)        0.56
  Options canceled...........................   1,094       (1,094)        2.68
                                               ------    ---------
Balances at March 31, 1999...................   6,302       18,004    $   13.62
                                               ======    =========

    The following table summarizes information about stock options outstanding at December 31, 1998:

                       Options Outstanding       Options Exercisable
                 ------------------------------- ---------------------
                             Weighted
                             Average    Weighted             Weighted
                            Remaining   Average               Average
                 Number of Contractual  Exercise Number of   Exercise
Exercise Prices   Shares   Life (Years)  Price     Shares      Price
---------------  --------- ------------ -------- ----------  ---------
 $0.04-$ 0.75      6,268      17.06      $ 0.23        2,670  $    0.16
  1.00-  3.63      2,634      18.52        2.46          382       1.74
  4.25-  7.50      2,136      18.90        5.45            2       4.25
  7.69- 16.44      3,234      19.44       12.41          --         --
 16.50- 21.07      2,048      19.70       18.18          --         --
                  ------                           ---------
                  16,320      18.39      $ 6.06        3,054  $    0.36
                  ======                           =========

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)

    In accordance with the disclosure requirements of SFAS 123, if the Company had elected to recognize compensation cost based on the fair value of options granted at grant date as prescribed, net loss and net loss per share would have been increased to the pro forma amounts indicated in the table below:

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1996      1997      1998
                                                   -------  --------  --------
   Net loss:
     As reported.................................. $(3,789) $(11,169) $(16,414)
     Pro forma....................................  (3,865)  (11,643)  (26,009)
   Basic and diluted net loss per share:
     As reported..................................   (5.95)    (1.44)    (0.25)
     Pro forma....................................   (6.07)    (1.50)    (0.40)

    The per share weighted average fair value of stock options granted during the years ended December 31, 1996, 1997 and 1998 was $0.04, $0.56 and $8.27
respectively, on the date of grant. Prior to the Company's initial public offering, the fair value of each option grant was determined on the date of grant using the minimum value method. Subsequent to the offering, the fair value was determined using the Black-Scholes model. Except for the volatility assumption which was only used under the Black-Scholes model, the following weighted average assumptions were used to perform the calculations:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1996  1997  1998
                                                               ----  ----  ----
   Expected dividend yield....................................    0%    0%    0%
   Risk-free interest rate.................................... 6.10% 6.10% 5.15%
   Expected life (years)......................................  4.5   3.5   3.5
   Volatility.................................................  n/a    60%   85%

  (g) Employee Stock Purchase Plan

    Effective January 1998, the Company adopted an Employee Stock Purchase Plan
(ESPP), and has reserved 2,000 shares of common stock for issuance under the ESPP. Under the ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to the lesser of 85% of the fair market value of the common stock at the beginning or end of the respective semi-annual offering periods. There were 95 shares purchased under the ESPP during 1998. The weighted average fair value of the employee stock purchase rights was $5.61 in 1998. The following assumptions were used to perform the calculation: expected dividend yield--0%; risk-free interest rate--5.15%; expected life--six months; volatility--85%.

5. Significant Customer

    In June 1997, the Company entered into a strategic agreement with Microsoft pursuant to which the Company granted Microsoft a nonexclusive license to certain substantial elements of the source code of the Company's RealAudio/RealVideo Version 4.0 technology. The $30 million license fee is being recognized ratably over the three-year term of the Company's ongoing support obligations.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)

    Under the agreement, Microsoft may sublicense its rights to the Standard Code to third parties under certain conditions without additional compensation to the Company. In addition, Microsoft has an option to receive two additional deliveries of updated versions of the Standard Code. Microsoft's right to receive the first delivery expired unexercised in July 1998. Microsoft may elect to receive a delivery of the then current version of the Standard Code once before July 1999, upon payment of a license fee of $35 million. If the Company elects in its sole discretion to grant an Event License (as defined in the agreement) to a third party, the agreement provides for a refund of a portion of the license fee paid by Microsoft, based on a declining scale over the term of the agreement.

    In connection with the agreement, Microsoft made a $30 million minority investment in the Company in the form of 3,338 shares of nonvoting preferred stock, which shares were converted into 3,338 shares of nonvoting special common stock upon the completion of the Company's initial public offering in 1997.

    Software license fees under the license agreement with Microsoft accounted for approximately 15% of total net revenues in 1997 and 1998 and 19% and 10% of total net revenues for the quarters ended March 31, 1998 and 1999, respectively. No single customer accounted for more than 10% of total net revenues in 1996.

6. Income Taxes

    The components of loss before income taxes are as follows:

                                                     Year Ended December 31,
                                                    ---------------------------
                                                     1996      1997      1998
                                                    -------  --------  --------
   U.S. operations................................. $(3,789) $ (8,480) $(16,208)
   Foreign operations..............................     --     (2,689)     (206)
                                                    -------  --------  --------
                                                    $(3,789) $(11,169) $(16,414)
                                                    =======  ========  ========

    The components of income tax expense (benefit) are as follows:

                                                                December 31,
                                                              -----------------
                                                              1996 1997   1998
                                                              ---- -----  -----
   Current................................................... $--  $ 777  $(777)
   Deferred..................................................  --   (777)   777
                                                              ---- -----  -----
                                                              $--  $ --   $ --
                                                              ==== =====  =====

    Income tax expense (benefit) differs from "expected" income tax expense (benefit) (computed by applying the U.S. Federal income tax rate of 34%) in 1998 due to nondeductible acquisition charges and related amortization of goodwill and an increase in the valuation allowance on deferred tax assets. The 1996 and 1997 effective rate differed principally due to the change in the valuation allowance related to deferred tax assets.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


    The tax effects of temporary differences that give rise to significant portions of net deferred tax assets are comprised of the following:

                                                                  December 31,
                                                                 --------------
                                                                  1997   1998
                                                                 ------ -------
   Deferred tax assets:
     Net operating loss carryforwards........................... $  --  $ 7,650
     Deferred revenue...........................................  6,552   6,649
     Allowances for doubtful accounts and sales returns.........    282     404
     Depreciation...............................................    217     472
     Other......................................................    167   1,121
                                                                 ------ -------
   Gross deferred tax assets....................................  7,218  16,296
     Less valuation allowance...................................  6,441  16,296
                                                                 ------ -------
   Net deferred tax assets...................................... $  777 $   --
                                                                 ====== =======

    The valuation allowance for deferred tax assets increased by $1,335, $4,613 and $9,855 for the years ended December 31, 1996, 1997 and 1998, respectively. Due to operating losses and the uncertainty regarding the recoverability of deferred tax assets, the Company has provided a full valuation allowance at December 31, 1998.

    At December 31, 1998, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $22,500, expiring in the year 2013. A majority of the net operating loss carryforward results from stock option deductions, the realization of which would result in a credit to shareholders' equity. This net operating loss carryforward excludes $16,000 of net operating loss carryforwards acquired from Vivo which are subject to significant limitations.

7. Segment Information

    During 1998, the Company adopted the provisions of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments.

    The Company operates in one business segment, streaming media, for which the Company receives revenues from its customers. The Company's Chief Operating Decision Maker is considered to be the Company's Operating Committee (COC) which is comprised of the Company's Chief Executive Officer and the Company's Senior Vice Presidents. The COC reviews financial information presented on a consolidated basis accompanied by disaggregated information about products and services and geographical region for purposes of making decisions and assessing financial performance. The COC does not review discrete financial information regarding profitability of the Company's different products or services and, therefore, the Company does not have operating segments as defined by SFAS 131.

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


    The Company's customers consist primarily of end users located in the United States and various foreign countries. Revenues by geographic region are as follows:

                                                                 Quarter Ended
                                        Year Ended December 31,    March 31,
                                        ----------------------- ---------------
                                         1996    1997    1998    1998    1999
                                        ------- ------- ------- ------- -------
   North America....................... $11,308 $20,346 $42,611 $ 8,012 $15,990
   Europe..............................   1,037   3,425   7,144   1,019   2,786
   Asia................................   1,013   3,225   4,429     913   1,975
   Rest of world.......................     654     890     987     141     357
                                        ------- ------- ------- ------- -------
     Subtotal..........................  14,012  27,886  55,171  10,085  21,108
   Microsoft license agreement.........     --    4,834   9,668   2,417   2,417
                                        ------- ------- ------- ------- -------
     Total............................. $14,012 $32,720 $64,839 $12,502 $23,525
                                        ======= ======= ======= ======= =======

    Revenue from external customers by product type is as follows:

                                                                Quarter Ended
                                       Year Ended December 31,    March 31,
                                       ----------------------- ---------------
                                        1996    1997    1998    1998    1999
                                       ------- ------- ------- ------- -------
   Streaming media license revenue.... $11,876 $20,660 $37,281 $ 7,001 $14,593
   Streaming media service revenue....   1,120   4,972  14,742   2,622   5,249
   Microsoft license agreement........     --    4,834   9,668   2,417   2,417
   Advertising revenue................   1,016   2,254   3,148     462   1,266
                                       ------- ------- ------- ------- -------
     Total net revenues............... $14,012 $32,720 $64,839 $12,502 $23,525
                                       ======= ======= ======= ======= =======

    Long-lived assets by geographic location are as follows:

                                                         December 31,
                                                        --------------
                                                                       March 31,
                                                         1997   1998     1999
                                                        ------ ------- ---------
   United States....................................... $4,369 $14,538  $20,692
   Japan...............................................    404     454      412
   Europe..............................................    370     329      348
                                                        ------ -------  -------
     Total............................................. $5,143 $15,321  $21,452
                                                        ====== =======  =======

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)


8. Commitments

  (a) Lease Commitments

    The Company leases its office facilities under terms of operating lease agreements expiring through May 1999. During 1998, the Company entered into a lease agreement for a new location for its corporate headquarters. The lease commences on April 1, 1999 and expires in April 2011. Future minimum lease payments are:

      Years Ending December 31,                           Minimum Lease Payments
      -------------------------                           ----------------------
      1999...............................................        $ 3,071
      2000...............................................          3,294
      2001...............................................          4,065
      2002...............................................          4,633
      2003...............................................          4,744
      Thereafter.........................................         37,092
                                                                 -------
        Total minimum lease payments.....................        $56,899
                                                                 =======

    Rent expense was approximately $600 in 1996, $1,800 in 1997 and $2,600 in 1998.

  (b) 401(k) Retirement Savings Plan

    The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. The Company, at its discretion, may make contributions to the 401(k) Plan, although it has not made any contributions to date. Employees can contribute a portion of their salary to the maximum allowed by the federal tax guidelines. The Company currently does not provide matching contributions. The Company has no other post-employment or post-retirement benefit plans.

  (c) Litigation

    In August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against the Company and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas--Dallas Division. The plaintiffs allege that the Company, individually and in combination with Broadcast.com, infringes on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin the Company from its alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. Although the Company can give no assurance as to the outcome of this lawsuit, it believes that the allegations in this action are without merit, and intends to vigorously defend itself against these claims. The Company may be required to indemnify Broadcast.com under the terms of the Company's license agreement with it. The plaintiffs filed a similar claim based on the same patent and seeking similar remedies as a separate lawsuit against Microsoft and Broadcast.com in the same court. The court has consolidated the lawsuit against Microsoft and Broadcast.com with the lawsuit against the Company and Broadcast.com.

    On July 29, 1998, Left Bank Management, Inc. filed a lawsuit against the Company in the U.S. District Court for the Western District of Washington. The plaintiff alleges that the Company entered into an oral agreement with it in 1995 pursuant to which the plaintiff claims it is entitled to 30% of the

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)

Company's revenues from the use of RealAudio technology to promote, sample or sell music. The plaintiff claims breach of contract, unjust enrichment, promissory estoppel and breach of implied-in-fact contract. The Company has denied each of the plaintiff's claims. In response to the Company's motion to dismiss, the plaintiff withdrew its claim for breach of fiduciary duty. Although no assurance can be given as to the outcome of this lawsuit, the Company believes the allegations in this action are without merit, and it intends to vigorously defend itself against these claims.

    From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or taken together, a material adverse effect on its business, prospects, financial condition and operating results.

9. Quarterly Information (Unaudited)

    The following table summarizes the unaudited statement of operations for each quarter of 1998 and 1997. In response to recent Securities and Exchange Commission interpretative guidance surrounding the valuation methodology used in determining charges associated with acquisition related in-process research and development, the Company has revised the original accounting for the purchase price allocation related to the 1998 acquisition of Vivo and the related amortization of goodwill. This adjustment decreased the amount previously allocated to in-process research and development by $9,156, which has been capitalized as goodwill and is being amortized using the straight-line method over five years.

                                             Quarter Ended
                                    -----------------------------------
                                    Mar. 31  June 30  Sept. 30  Dec. 31   Total
                                    -------  -------  --------  -------  -------
1998
As originally reported:
  Net revenues..................... $12,502  $15,056  $17,244   $20,037  $64,839
  Gross Profits....................  10,063   12,095   13,993    16,298   52,449
  Operating Loss................... (21,165)  (3,296)  (2,602)   (2,167) (29,230)
  Net Loss......................... (20,088)  (2,104)  (1,359)   (1,103) (24,654)
  Net Loss per share...............   (0.32)   (0.03)   (0.02)    (0.02)   (0.38)
As restated:
  Net revenues.....................  12,502   15,056   17,244    20,037   64,839
  Gross Profits....................  10,063   12,095   13,993    16,298   52,449
  Operating Loss................... (12,009)  (3,754)  (3,060)   (2,167) (20,990)
  Net Loss......................... (10,932)  (2,562)  (1,817)   (1,103) (16,414)
  Net Loss per share...............   (0.18)   (0.04)   (0.03)    (0.02)   (0.25)
1997
  Net revenues.....................   6,356    7,010    9,051    10,303   32,720
  Gross Profits....................   4,335    5,977    7,496     8,447   26,255
  Operating Loss...................  (3,911)  (2,897)  (2,951)   (3,402) (13,161)
  Net Loss.........................  (3,706)  (2,666)  (2,203)   (2,594) (11,169)
  Net Loss per share...............   (3.17)   (1.99)   (1.08)    (0.10)   (1.44)

                      REALNETWORKS, INC. AND SUBSIDIARIES

          December 31, 1996, 1997 and 1998 and March 31, 1998 and 1999
    (information as of and for the quarters ended March 31, 1998 and 1999 is unaudited)
                     (in thousands, except per share data)

10. Subsequent Events

  (a) Stock Split

    On April 27, 1999, the board of directors approved a 2-for-1 split of the Company's common stock payable in the form of a stock dividend. The stock split was effected on May 10, 1999. Accordingly, the accompanying consolidated financial statements have been retroactively restated to reflect the stock split.

  (b) Pending Acquisition (unaudited)

    On April 13, 1999, the Company entered into a definitive agreement to acquire privately held Xing Technology Corporation (Xing), a leading developer and provider of MP3 software. The Company will acquire Xing in exchange for shares of common stock of the Company with a maximum value of $75 million. The acquisition, which is expected to be accounted for as a pooling of interests and is subject to certain customary conditions, is expected to be completed no later than the third quarter of 1999.

                                  UNDERWRITING

    RealNetworks, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc. and Thomas Weisel Partners LLC are the representatives of the underwriters.

                                                                       Number of
              Underwriters                                              Shares
              ------------                                             ---------
      Goldman, Sachs & Co. ...........................................
      BancBoston Robertson Stephens Inc. .............................
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      Lehman Brothers Inc. ...........................................
      Thomas Weisel Partners LLC......................................
                                                                       ---------
        Total......................................................... 4,000,000
                                                                       =========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from RealNetworks to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by RealNetworks. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares.

                                                                    Paid by
                                                                 RealNetworks
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
      Per Share...............................................   $        $
      Total...................................................   $        $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $   per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $   per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    RealNetworks, its executive officers and directors and the selling shareholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives.

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    RealNetworks and the selling shareholders estimate that their shares of the total expenses of the offerings, excluding underwriting discounts and
commissions, will be approximately $     and $    , respectively.

    RealNetworks and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 37 filed public offerings of equity securities, of which 16 have been completed, and has acted as a syndicate member in an additional 14 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with RealNetworks or any of its officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

[Inside Back Cover of Prospectus]

Two photographs displaying RealNetworks' RealJukebox product and content accessible through its "Get Music" feature.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Special Note Regarding Forward-Looking Statements........................  23
Use of Proceeds..........................................................  24
Price Range of Common Stock..............................................  24
Dividend Policy..........................................................  24
Corporate Information....................................................  25
Capitalization...........................................................  26
Dilution.................................................................  26
Selected Consolidated Financial Data.....................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  41
Management...............................................................  55
Selling Shareholders.....................................................  60
Legal Matters............................................................  60
Experts..................................................................  60
Where You Can Find More Information......................................  61
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 Shares

                               RealNetworks, Inc.

                                  Common Stock

                                ---------------

                             [LOGO OF REALNETWORKS]

                                ---------------

                              Goldman, Sachs & Co.

                         BancBoston Robertson Stephens

                          Donaldson, Lufkin & Jenrette

                                Lehman Brothers

                           Thomas Weisel Partners LLC

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The fees and expenses incurred by the registrant in connection with the offering are payable by the registrant and, other than registration, filing and listing fees, are estimated as follows:

      Securities and Exchange Commission registration fee............. $111,576
      NASD filing fee.................................................   30,500
      Nasdaq fee for listing of additional shares.....................   17,500
      Legal fees and expenses.........................................  250,000
      Accounting fees.................................................   75,000
      Printing costs..................................................  150,000
      Transfer agent and custodian fees...............................   15,000
      Miscellaneous...................................................   50,424
                                                                       --------
        Total......................................................... $700,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The registrant's Restated Articles of Incorporation and Amended and Restated Bylaws provide for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose.

    Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The registrant's Amended and Restated Articles of Incorporation contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

    The registrant has entered into certain indemnification agreements with its officers and directors. The indemnification agreements provide the registrant's officers and directors with indemnification to the maximum extent permitted by the WBCA.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 (a) Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
   1.1   Form of Underwriting Agreement.

   2.1   Agreement and Plan of Merger, dated April 12, 1999, by and among
         RealNetworks, Inc., XTC Acquisition Corp., Xing Technology
         Corporation, Dean Kaplan and Hassan Miah, incorporated herein by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
   4.1 Restated Articles of Incorporation, incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.
   4.2 Designation of Rights and Preferences of Series A Preferred Stock, incorporated herein by reference to Exhibit A to the Shareholder
         Rights Plan, dated as of December 4, 1998, between RealNetworks, Inc.
         and ChaseMellon Shareholder Services, L.L.C., filed as Exhibit 1 to the Registrant's Registration Statement on Form 8-A, dated as of December 14, 1998.
   4.3   Shareholder Rights Plan, dated as of December 4, 1998, between
         RealNetworks, Inc. and ChaseMellon Shareholder Services, L.L.C., incorporated herein by reference to Exhibit 1 to the Registrant's
         Registration Statement on Form 8-A, dated as of December 14, 1998.

   5.1+  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

  23.1+  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1).

  23.2   Consent and report of KPMG LLP.

  24.1+  Power of Attorney.

--------

+Previously filed.

 (b) Financial Statement Schedules

     Schedule II--Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 1st day of June, 1999.

                                          RealNetworks, Inc.

                                                   /s/ Paul Bialek
                                          By: _________________________________

                                                      Paul Bialek

                                               Senior Vice President--Finance
                                                    and Operations

                                              and Chief Financial Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated on June 1, 1999.

              Signature                                   Title
              ---------                                   -----

            Robert Glaser*             Chief Executive Officer, Chairman of the
______________________________________  Board and Treasurer (Principal Executive
            Robert Glaser               Officer and Chairman of the Board)

          /s/ Paul Bialek              Senior Vice President--Finance and
______________________________________  Operations and Chief Financial Officer
             Paul Bialek                (Principal Financial and Accounting
                                        Officer)

            Edward Bleier*             Director
______________________________________
            Edward Bleier

             James Breyer*             Director
______________________________________
             James Breyer

            Bruce Jacobsen*            Director
______________________________________
            Bruce Jacobsen

            Mitchell Kapor*            Director
______________________________________
            Mitchell Kapor

      /s/ Paul Bialek
*By: _____________________

       Paul Bialek

     Attorney-in-Fact

                 Schedule II--Valuation and Qualifying Accounts

                      RealNetworks, Inc. and Subsidiaries
                  Years Ended December 31, 1998, 1997 and 1996
                                 (In thousands)

                                            Balance  Charged            Balance
                                              at     to Costs           at End
                                           Beginning   and    Costs and   of
               Description                 of Period Expenses Deduction Period
               -----------                 --------- -------- --------- -------
Year ended December 31, 1996:
  Valuation accounts deduced from assets:
    Allowance for doubtful accounts
     receivable and sales returns.........  $  130    $  563   $  (310) $   383
    Valuation allowance for deferred tax
     assets...............................     493     1,335       --     1,828
                                            ======    ======   =======  =======
Year ended December 31, 1997:
  Valuation accounts deduced from assets:
    Allowance for doubtful accounts
     receivable and sales returns.........     383     2,294    (1,848)     829
    Valuation allowance for deferred tax
     assets...............................   1,828     4,613       --     6,441
                                            ======    ======   =======  =======
Year ended December 31, 1998:
  Valuation accounts deduced from assets:
    Allowance for doubtful accounts
     receivable and sales returns.........     829     4,632    (4,295)   1,166
    Valuation allowance for deferred tax
     assets...............................  $6,441    $9,855   $   --   $16,296
                                            ======    ======   =======  =======

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
   1.1   Form of Underwriting Agreement.

   2.1   Agreement and Plan of Merger, dated April 12, 1999, by and among
         RealNetworks, Inc., XTC Acquisition Corp., Xing Technology
         Corporation, Dean Kaplan and Hassan Miah, incorporated herein by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

   4.1 Restated Articles of Incorporation, incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

   4.2 Designation of Rights and Preferences of Series A Preferred Stock, incorporated herein by reference to Exhibit A to the Shareholder
         Rights Plan, dated as of December 4, 1998, between RealNetworks, Inc.
         and ChaseMellon Shareholder Services, L.L.C., filed as Exhibit 1 to the Registrant's Registration Statement on Form 8-A, dated as of December 14, 1998.

   4.3   Shareholder Rights Plan, dated as of December 4, 1998, between
         RealNetworks, Inc. and ChaseMellon Shareholder Services, L.L.C., incorporated herein by reference to Exhibit 1 to the Registrant's
         Registration Statement on Form 8-A, dated as of December 14, 1998.

   5.1+  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

  23.1+  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1).

  23.2   Consent and report of KPMG LLP.

  24.1+  Power of Attorney.

--------

+Previously filed.